SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

ENPATH MEDICAL, INC.

(Name of Subject Company)

ENPATH MEDICAL, INC.

(Name of Person(s) Filing Statement)

Common Stock

(Title of Class of Securities)

29355Y105

(CUSIP Number of Class of Securities)

John C. Hertig

Chief Executive Officer

Enpath Medical, Inc.

2300 Berkshire Lane North

Minneapolis, Minnesota 55441

(763) 951-8181

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With a Copy to:

Thomas G. Lovett, IV, Esq.

Barbara Lano Rummel, Esq.

Lindquist & Vennum P.L.L.P.

4200 IDS Center

80 South 8th Street

Minneapolis, MN 55402

(612) 371-3211

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information

The name of the subject company is Enpath Medical, Inc., a Minnesota corporation (“Enpath” or the “Company”). The address of the principal executive offices of the Company is 2300 Berkshire Lane North, Minneapolis, Minnesota 55441. The Company’s telephone number is (763) 951-8181.

The title of the class of equity securities to which this statement relates is the common stock of the Company (the “Common Stock” or “Shares”). As of April 28, 2007, there were 6,361,727 shares of Common Stock outstanding.

Item 2. Identity and Background of Filing Person.

The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

This statement relates to a tender offer by Chestnut Acquisition Corporation, a Minnesota corporation (“Purchaser”) and a wholly-owned subsidiary of Greatbatch, Ltd., a Delaware corporation (“Parent”), which is an indirect wholly-owned subsidiary of Greatbatch, Inc., a Delaware corporation (“Greatbatch”), disclosed in a Tender Offer Statement on Schedule TO, dated May 8, 2007 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the issued and outstanding shares of Common Stock at a purchase price of $14.38 per share (the “Offer Price”), in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 8, 2007 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”) (which, together with the Offer to Purchase, constitute the “Offer”). The Offer to Purchase and Letter of Transmittal are being mailed with this statement and are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 28, 2007 (as such agreement may be amended from time to time, the “Merger Agreement”), by and among Purchaser, Parent and the Company. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant portions of the Minnesota Business Corporation Act (the “MBCA”), Purchaser will merge with and into the Company (the “Merger,” and, together with the Offer, the “Transaction” ) and each share of Common Stock that is not tendered pursuant to the Offer will be converted into the right to receive cash in an amount equal to the Offer Price (other than shares of Common Stock that are held by (a) Purchaser and Parent, which will be canceled, and (b) shareholders, if any, who properly exercise their dissenters’ rights under the MBCA). Following the effective time of the Merger (the “Effective Time”), the Company will continue as a wholly-owned subsidiary of Parent (the Company after the Effective Time hereinafter referred to as the “Surviving Corporation”). A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

As set forth in the Schedule TO, the address of the principal executive offices of Purchaser, Parent and Greatbatch is 9645 Wehrle Drive, Clarence, NY 14031 and their telephone number is (716) 759-5600.

Item 3. Past Contracts, Transactions, Negotiations and Agreements.

Except as set forth in this Item 3, or in the Information Statement of the Company attached to this statement (the “Information Statement”) or as incorporated by reference herein, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (1) its executive officers, directors or affiliates or (2) Purchaser or its executive officers, directors or affiliates. The Information Statement is being furnished to the Company’s shareholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 under the Exchange Act, in connection with Purchaser’s right (after acquiring a majority of the Common Stock pursuant to the Offer) to designate persons to the Board of Directors of the Company (the “Enpath Board” or “Board”) other than at a meeting of the shareholders of the Company. The Information Statement is incorporated herein by reference.

Cash Consideration Payable Pursuant to the Offer and the Merger

All of the Company’s directors have executed a Tender and Support Agreement, dated April 28, 2007, by and among those individuals, Parent and Purchaser, pursuant to which those individuals have agreed to tender their shares of Common Stock for purchase in the Offer. These individuals will receive the same cash consideration on the same terms and conditions as the other shareholders of the Company in the Offer. Any outstanding shares of Common Stock not tendered in the Offer will be cancelled and converted in the Merger into the right to receive the Offer Price, without interest, less any required withholding taxes. As of April 28, 2007, these individuals beneficially owned in the aggregate 228,710 shares of Common Stock (excluding shares issuable upon the exercise of options to purchase Common Stock). If all of those shares of Common Stock were tendered for purchase pursuant to the Offer, and those shares of Common Stock were purchased by Purchaser at the Offer Price, the sellers would receive an aggregate of $3,288,850 in cash, without interest and less any required withholding taxes.

As of April 28, 2007, the remaining executive officers of the Company beneficially owned in the aggregate 52,000 shares of Common Stock (excluding shares issuable upon the exercise of options to purchase Common Stock) and 2,795 shares under restricted stock grants. As a result of the Offer and the Merger, the holders of those shares will receive $787,952 in cash, without interest and less any required withholding taxes.

As contemplated by the Merger Agreement, the Company has taken action such that, immediately prior to the effective time of the Merger, each then outstanding option to acquire Common Stock, whether or not then exercisable or vested, will automatically accelerate so as to become fully vested and exercisable and may be exercised at that time for all the shares of Common Stock at the time subject to the option. If so exercised, the shares of Common Stock so acquired would be treated in the Merger in the same manner as all other outstanding shares of Common Stock. To the extent not so exercised, each option will be cancelled upon completion of the Merger in exchange for the right to receive from the Surviving Corporation an amount in cash equal to the product of (i) as applicable, the excess, if any, of $14.38 over the per share exercise price of the option, multiplied by (ii) the number of shares of Common Stock subject to the option, without interest and less any required withholding taxes.

As of April 28, 2007, the Company’s directors and executive officers held, in the aggregate, options to purchase 533,000 shares of Common Stock, 307,635 of which were vested and exercisable as of that date, with exercise prices ranging from $2.00 to $14.86 per share.

Director and Officer Indemnification and Insurance

The MBCA permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions providing for indemnification of directors and officers. The Company has included in its Articles of Incorporation a provision eliminating the personal liability of its directors for monetary damages for breach or alleged breach of their fiduciary duties as directors, subject to listed exceptions. In addition, the Bylaws of the Company provide that the Company is required to indemnify its officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary.

Following the Effective Time, Parent has agreed to, and has agreed to cause the Surviving Corporation to, indemnify, advance expenses to and hold harmless all past and present directors and officers of the Company (the “Indemnified Parties”) to the fullest extent permitted by the MBCA or any other applicable law, or provided by the Company’s organizational documents in effect on the signing date of the Merger Agreement, for a period of six years after the Effective Time. Parent has also agreed to cause the Surviving Corporation to maintain directors’ and officers’ liability insurance covering the Indemnified Parties for a period of six years after the

Effective Time in an amount and on terms no less favorable than those currently applicable to them, provided that the Surviving Corporation is not obligated to pay annual premiums in excess of 250% of the last aggregate premium paid by the Company.

Employment Agreements with Current Executive Officers

Each of the executive officers listed in the following table has entered into an employment agreement with the Company, dated as of December 12, 2006 (except Mr. Headley, whose agreement was entered into on April 16, 2007 in connection with the start of his employment), respectively, providing that if a “change in control” occurs and during the 12-month period following the change in control, the Company terminates the individual’s employment without cause or the individual terminates his employment for a good reason, the Company will pay the individual his base salary through the date of termination of his employment, the annual incentive bonus for that year at the target performance level prorated for the number of days worked in the bonus period, a formula severance payment as shown in the following table determined by reference to his annual base salary in effect as of the date of termination and any amount to which he is entitled under the terms of any benefit plan in which he participates. The severance amount must be paid in cash in a single sum within 30 days of the day of termination of employment. The Company also has the right to delay payment of certain deferred compensation payments to the individual under Section 409A of the Internal Revenue Code to the 181st day following the individual’s separation from service.

Name	Title	Severance Payment
John C. Hertig	President and Chief Executive Officer	equal to annual base salary

Scott P. Youngstrom	Vice President of Finance and Chief Financial Officer	equal to 26 weeks annual base salary

Steven D. Mogensen	Vice President of Sales and Marketing	equal to 26 weeks annual base salary

Mark C. Kraus	Vice President and General Manager	equal to 39 weeks annual base salary

Michael D. Erdmann	Corporate Controller and Secretary	equal to the greater of 17 weeks annual base salary or two weeks for each completed whole year of employment from the date of hire through the date of termination

Michael P. Winegar	Vice President of Quality Assurance and Regulatory Affairs	equal to 26 weeks annual base salary

F. Anthony Headley, Jr.	Vice President and General Manager	equal to 26 weeks annual base salary

The consummation of the Offer and Merger would constitute a change in control under each of these employment agreements. The above description of the employment agreements is qualified in its entirety by reference to the employment agreements, which are filed as Exhibits (e)(3)(B), (e)(3)(C), (e)(3)(D), (e)(3)(E), (e)(3)(F), (e)(3)(G) and (e)(3)(H) hereto and are incorporated herein by reference.

Section 16 Matters

The Board has taken steps to cause any dispositions of Common Stock or options to acquire Common Stock resulting from the tender or the Merger to be exempt from the effects of Section 16 of the Exchange Act by virtue of Rule 16b-3 promulgated under the Exchange Act.

Merger Agreement

The summary of the Merger Agreement contained in Section 13 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. This summary is qualified in its entirety by reference to the Merger Agreement which is filed as Exhibit (e)(1) and is incorporated herein by reference.

Tender and Support Agreement

The summary of the Tender and Support Agreement contained in Section 13 of the Offer to Purchase is incorporated herein by reference. This summary is qualified in its entirety by reference to the Tender and Support Agreement which is filed as Exhibit (e)(2) and is incorporated herein by reference.

Confidentiality Agreement

On March 15, 2007, the Company and Greatbatch entered into a Confidentiality Agreement (the “Confidentiality Agreement”) which superseded two confidentiality agreements that previously had been executed between the parties on October 2, 2006 and October 27, 2006. Greatbatch agreed that any Evaluation Material furnished to it or its representatives would be kept confidential and used only for purposes of evaluating a possible transaction and disclosed only to the representatives of the party with a need to know the information. Greatbatch agreed that it would not disclose that the Evaluation Material had been made available or that the parties were considering a transaction or engaged in discussions, unless required by law, regulation or a listing agreement with a securities exchange. Greatbatch agreed that it will not directly or indirectly, without prior approval of Enpath, acquire any securities or propose a business combination or other change of control for a period of one year from the date of the Confidentiality Agreement. Subject to specified exceptions, for a period of one year from the date of the Confidentiality Agreement, Greatbatch agreed that it will not, directly or indirectly, solicit the employment of, hire or employ any person who is at that time, an employee of Enpath, or to use the Evaluation Material to contact clients of Enpath. The description of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement which is filed as Exhibit (e)(4) and is incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

Enpath Board Recommendation

At a meeting held on April 27, 2007, the Enpath Board unanimously: (1) determined that the Merger Agreement and the transactions contemplated thereby, including, without limitation, the Offer and the Merger, are advisable and fair to and in the best interests of the Company and the Company’s shareholders; (2) approved the Offer and approved and adopted the Merger Agreement, and the terms and conditions thereof, and the transactions contemplated thereby; and (3) recommended that the Company’s shareholders accept the Offer, tender their Common Stock in the Offer, and, if the Merger Agreement is submitted to the shareholders, vote in favor of the Merger Agreement and the Merger.

A letter to the shareholders from the Chairman of the Board communicating the Board’s recommendation is filed herewith as Exhibit (a)(2) and is incorporated herein by reference.

Background of the Transaction

Events Prior to 2006

On October 23, 2003, the Company completed its acquisition of the operating assets of BIOMEC Cardiovascular Inc. (“BCI”) from BIOMEC Inc. and began to operate the BCI business through its wholly-owned subsidiary, Enpath Lead Technologies, Inc. On February 1, 2004, the Company renamed itself Enpath Medical, Inc.

During 2004, Enpath operated as follows:

•

The Enpath Delivery Systems Division, formerly Medamicus, Inc., was engaged in the design, development, manufacture and marketing of percutaneous vessel introducers, safety needles and related vascular delivery products.

•	The leads division was engaged in the design, development, manufacture and marketing of implantable stimulation leads, lead delivery systems, and lead accessories for CRM and neuromodulation markets.

•	In addition, both divisions were engaged in the manufacture of medical devices and components for other medical products on a contract basis.

Effective January 1, 2005, the divisional structure was eliminated and the Company began to operate as one organization located in two facilities. On March 15, 2005, the Company’s wholly-owned Enpath Lead Technologies, Inc. subsidiary was merged into Enpath Medical, Inc.

January through October 2006

In December 2005, Enpath hired John C. Hertig as Chief Executive Officer, replacing James D. Hartman effective January 16, 2006. Mr. Hartman, who continues as Chair of the Board, served as Chief Executive Officer from February 1996 until his retirement from that position on January 16, 2006. Mr. Hartman also served as Chief Financial Officer from 1991 to July 2006, when he was replaced by Scott P. Youngstrom.

The hiring of Mr. Hertig was part of Enpath’s succession planning and the transition to new management was accompanied by a strategy to significantly increase revenues both organically and through acquisitions. As part of this strategy, during the first quarter of 2006, Enpath assigned general managers to each of the three product lines—introducers, leads and catheters—to provide more product line focus for each of the design, development, manufacturing elements. Each of the three product lines has similar customers and regulatory requirements. Enpath supported all sales activities with one sales and marketing department and its general and administrative function had responsibility for the entire company.

During 2004, 2005, and the first six months of 2006, Enpath spent approximately $2.0 million related to its efforts to obtain FDA marketing clearance of an epicardial steroid stimulation lead that had been in development when the Company acquired Biomec Cardiovascular. It was unable to accumulate enough statistical data as requested by FDA within the Pre-Market Approval timeline and determined it would need to continue to incur substantial additional costs in order to collect the required data. In the meantime, one of the partners that had agreed to distribute the product when approval was received terminated that agreement due to the delay. Enpath made the decision that its R&D resources would be better utilized focusing on the development of its next generation product designed to improve and simplify the placement of an epicardial lead and accordingly notified FDA that it would not continue with the Pre-Market Approval.

In order to execute the more aggressive revenue growth strategy described above, the Company determined that additional capital would be beneficial when negotiating with potential acquisition candidates and during May and June 2006, the Company engaged an investment banker to explore a PIPE (Private Investment Public Entity) offering. After several weeks of meetings between investors and Mr. Hartman and Mr. Hertig, the Company was unable to generate interest to complete a transaction at a price greater than $8.50 per share. At the time of the proposed PIPE, the Company’s stock was trading in the approximately $10.00 to $12.00 range. As a result, the Company decided not to proceed with the PIPE.

Preliminary Discussions with Greatbatch

In late August 2006, Anthony W. Borowicz, Greatbatch’s Treasurer and Director of Investor Relations, contacted Mr. Hertig and informed him that Greatbatch was interested in meeting to discuss business opportunities that might be shared between the two companies.

On September 7, 2006, Mr. Hertig met with Mr. Borowicz and Scott Horrigan, a business development analyst with Greatbatch, at the Logan Airport NWA Club.

On October 2, 2006, the Company entered into a confidentiality agreement with Greatbatch.

In the first week of October 2006, Thomas J. Hook, Greatbatch’s President and Chief Executive Officer, contacted Mr. Hartman and informed him that Greatbatch was interested in meeting regarding a possible business combination.

On October 10, 2006, Mr. Hook met with Mr. Hartman to discuss their respective companies’ businesses, operations, strategic directions and related matters. They were joined at a dinner meeting by Thomas J. Mazza, Greatbatch’s Senior Vice President and Chief Financial Officer, Mr. Hertig, Scott Youngstrom, Enpath’s Vice President of Finance, Chief Financial Officer, and other officers of the Company.

On October 11, 2006, Messrs. Hook, Mazza, Borowicz and Horrigan of Greatbatch met with Messrs. Hartman, Hertig, Youngstrom, Mark C. Kraus, the Company’s General Manager, and other officers of the Company to discuss the opportunity for a business combination. At the end of this meeting, the Company agreed to provide Greatbatch with financial information regarding the Company, including projected financial information.

On October 26, 2006, the Company entered into a second, more detailed confidentiality agreement with Greatbatch that afforded the Company additional protection.

On October 27, 2006, Messrs. Borowicz and Horrigan met with Messrs. Hertig and Youngstrom at the Company’s offices and were provided the Company’s five-year projected financial information.

In early November 2006, Messrs. Borowicz and Horrigan called Messrs. Hertig and Youngstrom to convey Greatbatch’s preliminary interest in a possible business combination at an enterprise value for the Company of between $75-$85 million. On the call, Mr. Hertig identified two potential new business opportunities that could positively impact Enpath’s performance. The parties agreed that because of year-end business demands, further discussions would resume in the beginning of 2007.

On January 10, 2007, Messrs. Borowicz and Horrigan met with Messrs. Hertig, Youngstrom, Kraus, and Erdmann and other officers of the Company at the Company’s offices in Plymouth, Minnesota. In the meeting, Enpath provided Greatbatch with updated five-year projections and Mr. Kraus discussed the arterial market opportunity and a recently signed development and supply agreement with a third party (“Customer Z”).

On January 17, 2007, Mr. Hook met with Messrs. Hertig and Hartman at a restaurant in Long Lake, Minnesota to discuss general business opportunities that might be shared and a potential merger of the two companies.

February through April 2007

On February 20, 2007, Greatbatch submitted a letter to Enpath expressing an interest in acquiring Enpath for between $85 million and $90 million (approximately $12.12 to $12.83 per common share) in an all cash transaction.

At a telephonic meeting on February 23, 2007, the Enpath Board discussed the letter received from Greatbatch. Enpath’s counsel reviewed confidentiality obligations and the Board’s fiduciary duties in relation to the letter. The Board established a Negotiating Committee consisting of Thomas Auth, Mr. Hartman and Mr. Youngstrom, and authorized the Negotiating Committee to conduct further communications with Greatbatch and to select an investment banker to analyze the offer and any alternative offers.

On March 13, 2007, Mr. Hook spoke with Mr. Hartman, who indicated that the Company was interested in continuing discussions with Greatbatch, and requested that a more protective confidentiality agreement be put in place.

On March 15, 2007, Greatbatch entered into a third confidentiality agreement with the Company that superseded the previous agreements and contained terms that more specifically addressed information to be exchanged in connection with a possible business combination. Later that day, Mr. Hook spoke with Mr. Hartman regarding the commencement of due diligence.

On March 13, 2007, Enpath engaged Greene Holcomb & Fisher LLC for the purposes of (i) rendering an opinion as to the fairness of a potential transaction with Greatbatch, and (ii) contacting additional potential buyers of the Company to conduct a market assessment. Subsequently, Greene Holcomb & Fisher contacted 19 additional potential buyers of the Company. Of the potential buyers contacted, six parties entered into a confidentiality agreement and received certain confidential information from the Company.

On March 29, 2007, one of the potential buyers (“Party B”) submitted a written indication of interest to acquire the Company for between $13.00 to $14.25 per share.

During the following two weeks, Enpath management gave presentations offsite in Minnesota to Greatbatch, Party B and one of the other potential buyers (“Party C”). In addition, Party B and Greatbatch were permitted to undertake a due diligence review of the Company and were given access to an electronic data room.

On April 3, 2007, Greatbatch’s counsel delivered a first draft of a merger agreement, omitting material terms including purchase price, to the Company and its counsel.

Greene Holcomb & Fisher contacted each of the three parties and asked that by April 12, 2007 they provide to Greene Holcomb & Fisher an indication of whether they were willing to proceed with a transaction and the price at which they would be willing to proceed.

On April 13, 2007, the Negotiating Committee met to consider the indications of interest that had been received. Greene Holcomb & Fisher advised the Negotiating Committee that the parties had responded as follows:

•	Greatbatch had responded orally with an overall enterprise valuation of $87 million equity value or approximately $12.40 per share;

•	Party B had responded with a written indication of interest for an acquisition at an overall valuation of $14.00 per share; and

•	Party C was studying a response.

After discussion, the Negotiating Committee decided to convene the entire Enpath Board to consider the two indications of interest, review the Company’s alternatives and establish a course of action.

April 16, 2007 Enpath Board Meeting

On April 16, 2007, the Enpath Board met and officers of Enpath gave presentations about the Company’s introducer product line, catheter product line and leads product line and shared with the Board their expectations of the market opportunities of each of these product lines, the Company’s revenue projections and additional market opportunities. Each director that was not present in person at the meeting was provided with an electronic version of the presentation. The presentations were similar to those made to the companies that met with Enpath management during the market assessment process. The Board engaged in a discussion with management who answered questions with respect to the presentations. Mr. Youngstrom then reviewed the Company’s financial projections and responded to questions.

Representatives of Greene Holcomb & Fisher then reviewed for the Board the process Greene Holcomb & Fisher had followed with respect to soliciting interest from other parties after Enpath had received the February 20, 2007 letter from Greatbatch indicating an interest in proceeding with an all-cash transaction in the range of $85 to $90 million for all the outstanding stock of the Company (including all options, warrants and other rights). He reported to the full Board the same information provided to the Negotiating Committee on April 13, 2007.

Representatives of Greene Holcomb & Fisher then indicated that they had notified Greatbatch’s investment bankers that its offer was too low and that its client had been excluded from further access to the data room. Representatives of Greene Holcomb & Fisher further indicated to the Board that a fairness opinion might be able to be rendered at $14.00 per share but the more fundamental issue was that the Board needed to decide if it wished to proceed to negotiate the transaction at all after considering all of the alternatives.

Representatives of Greene Holcomb & Fisher and Mr. Hartman then gave a detailed background on Party B and its possible plans for Enpath. Mr. Hartman believed Party B was very interested in the Company’s new facility, the Company’s technology and most of the officers, but that the Chief Executive Officer and the Chief Financial Officer could have reduced roles if they remained with the Company.

The Board then discussed the fact that Enpath was engaged in a significant development project with Customer Z under a contract with significant potential revenues, and that Customer Z could have a right to terminate that contract if Enpath were to be sold to Party B. The Board discussed the fact that if it proceeded with a transaction with Party B, it would need to ask Party B to stipulate that such a termination would not give rise to a right by Party B to terminate a business combination transaction because of a no “material adverse event” condition.

The directors then discussed what offer they thought would be acceptable and fair to the Company and its shareholders, based upon various factors, including:

•	analysis regarding the growth prospects of the Company;

•	the fact that the Company’s introducer business was contributing the majority of the Company’s revenue;

•	risks and rewards associated with attempting to execute the Company’s business plans;

•

the fact that the success of both the leads and the catheter product lines was still largely unknown and would be based on future events, including the results of clinical trials and customer financing; and

•	risks associated with proceeding forward as a public company given a relatively illiquid market for its common stock, along with the accelerating regulatory costs of being a public company.

The Board discussed that if it was certain that Enpath could achieve its five-year plan, it might be appropriate not to sell the Company at present, but that, based in part on the above concerns, it was appropriate to pursue selling the Company. The Board considered pricing levels it might consider acceptable, and determined that it should try to negotiate a price higher than $14.00 per share. The Board instructed Greene Holcomb & Fisher to go back to Party B and to indicate that the Company would consider an indication of interest of $15.00 per share, in which case the Board would give Party B a limited exclusive period to complete its due diligence and to move towards a definitive agreement.

April 16, 17 and 18, 2007

Later on April 16, 2007, representatives of Greene Holcomb & Fisher spoke with the President of Party B. Party B advised Greene Holcomb & Fisher that it was unwilling to offer $15.00 a share, that it would consider $14.50 per share, but that the Company had to act within 30 minutes or the indication of interest would be taken off the table. Party B subsequently withdrew its indication of interest.

Messrs. Hartman and Auth of the Negotiating Committee then decided to invite Greatbatch to reconsider its offer. On April 17, 2007, Mr. Hartman spoke with Mr. Hook of Greatbatch and indicated that if Greatbatch would raise its offer, Enpath would be willing to reconsider a transaction with Greatbatch. Mr. Hook stated that he appreciated the call and that he would meet with his financial advisors and internal team and respond to Mr. Hartman.

Later that day, Mr. Hook contacted Mr. Hartman and informed him that Greatbatch would be willing to proceed at $14.25 per share if Enpath granted Greatbatch exclusivity. Mr. Hook then submitted a non-binding proposal letter for an acquisition at $14.25 per share, with an exclusive negotiation period ending May 1, 2007.

Mr. Hartman discussed the proposal with each of the Enpath Board members individually. After considering the proposal together in light of the following factors, the Board members authorized Mr. Hartman to accept the proposal:

•	Party B had withdrawn its indication of interest;

•

Party B had indicated that it did not have committed financing in place to proceed with an offer and that any offer from Party B would be subject to additional due diligence by both Party B and its lender;

•	Greatbatch had delivered to the Company a merger agreement in a form that counsel for Enpath believed was balanced and could readily be negotiated into a definitive agreement; and

•	Greene Holcomb & Fisher gave the Company a preliminary indication that a valuation of $14.25 would be fair to the Company shareholders from a financial point of view.

That evening, Mr. Hartman verbally accepted the proposal from Greatbatch. The following morning, he forwarded the signed exclusive proposal letter to Greatbatch.

April 18 and 19, 2007 Communications from Party B

After accepting the Greatbatch proposal, Mr. Hartman received a voice message from a representative of Party B indicating that Party B might be willing to proceed with an indication of interest at $14.75 per share for the Company.

Also on April 18, 2007, Hunt Greene of Greene Holcomb & Fisher received a brief e-mail from Party B’s investment banker asking if $14.40 per share “works.” Mr. Greene responded that the Company had entered into an exclusivity agreement with another party. Mr. Greene received a subsequent e-mail from the investment banker indicating that Party B had authority up to $14.75.

In a letter dated April 19, 2007, received by the Company on April 20, 2007, Party B gave an indication of interest to acquire 100% of the Enpath stock at $14.75 per share, subject to final due diligence. The unsolicited letter included an expression of interest from a financial institution to provide financing for the transaction, subject to satisfactory completion of due diligence.

April 20, 2007 Enpath Board Meeting

On April 20, 2007, the Enpath Board met to consider its alternatives in light of the Greatbatch letter agreement and the subsequent indication of interest from Party B. Mr. Hartman advised the Board that the indication of interest when verbally made did not indicate it would be conditioned upon financing, but that the ensuing letter only included an expression of interest from Party B’s financial institution for financing in the amount of $100 million subject to appropriate due diligence work, rather than a firm commitment.

Mr. Hartman noted that, under the terms of the Greatbatch letter agreement, the Company is required to notify Greatbatch of the terms of any offer it receives during the exclusivity period. Accordingly, representatives of Greene Holcomb & Fisher advised the financial advisors to Greatbatch that the Company had now received a written indication of interest and of its terms, but did not disclose the name of the prospective acquiror.

The Board determined that in light of the indication of interest at $14.75 per share, it needed to reassess whether it wanted to enter into a definitive agreement with Greatbatch at $14.25 per share. The Board members then entered into a discussion comparing the relative value of the offer from Greatbatch and the greater contingencies in pursuing discussion with Party B, including concerns that:

•	significant due diligence remained to be done by both Party B and its lender, which would take time and could result in additional issues;

•	given the limited amount of due diligence undertaken by Party B, there was no certainty that Party B would ultimately agree to pay $14.75 per share;

•	a business combination transaction with Party B could render the Customer Z agreement subject to termination, and perhaps cause Party B not to complete the transaction;

•	Party B’s need to obtain significant debt financing would add to the time and risk of proceeding with Party B’s offer;

•	Party B had no existing debt and the debt financing needed would materially increase the leverage on its balance sheet; and

•	there was a substantial likelihood that if the Company terminated discussions with Greatbatch, Greatbatch may not be willing to resume negotiations later.

Representatives of Lindquist & Vennum then summarized for the Board the material terms of the revised Merger Agreement that the Company had received from Greatbatch. After discussion, the Board determined it was appropriate to continue with the exclusive time period with Greatbatch, to continue to negotiate the terms of the deal and to prepare the disclosure schedules so that the Company would know with more certainty the likelihood of proceeding to closing of a transaction with Greatbatch. In light of the fact that Party B had expressed interest at a higher price than that offered by Greatbatch, the Board members agreed that the Company would meet again shortly to consider the pricing issues. The Board advised counsel to proceed to move forward to negotiate the terms of the merger agreement and the supporting documentation with Greatbatch.

April 24, 2007 Enpath Board Meeting

On April 24, 2007, the Enpath Board met and reviewed the process that the Company had been involved in since beginning discussions with Greatbatch in 2006. Enpath’s counsel summarized for the Board the terms of the draft Merger Agreement, indicating that the it was a balanced agreement. Enpath’s counsel indicated that counsel was working with the Company to prepare the required disclosure schedules and to communicate them to Greatbatch’s counsel. Enpath’s counsel indicated that a teleconference was scheduled later that day with Greatbatch counsel to go through the outstanding issues related to the Merger Agreement.

At the Board meeting, representatives of Greene Holcomb & Fisher gave a detailed analysis of the market for Enpath common stock and of the transaction. The factors considered by Greene Holcomb & Fisher are summarized under “Opinion of Enpath’s Financial Advisor.” At the conclusion of the discussion, Greene Holcomb & Fisher advised that the proposed consideration offered by Greatbatch was fair, from a financial point of view, to the holders of the Company’s common stock.

The Board then discussed in detail the issues of valuation and the alternatives open to the Company. Mr. Hartman indicated that alternatives and questions for the Company were:

•	Is the Company able to accept the price of $14.25 per share, in light of the indication of interest from Party B at $14.75 per share?

•	Should the Company go back to Greatbatch and ask Greatbatch to raise its offer and, if so, at what level would the Company accept an offer from Greatbatch?

•	Should the Company terminate discussions with Greatbatch and pursue a deal with Party B? and

•	Should the Company terminate all discussions and proceed to implement its business plan?

The Board continued with detailed discussion on each of these alternatives. Mr. Hartman and representatives of Greene Holcomb & Fisher indicated the advantages of the Greatbatch transaction included the fact that:

•	Greatbatch had a fully-funded deal and was able to move forward and consummate a transaction in a very short timeframe, reducing the risk to the Company of an announced deal not closing;

•

Greatbatch had the ability to execute and complete a tender offer that would enable the Company’s shareholders to receive cash in a shorter period of time and remove some of the uncertainty of a transaction and merger; and

•

there were no issues with respect to termination of customer contracts and, based upon negotiations to date, it appeared that a transaction with Greatbatch could be accomplished on acceptable terms and conditions.

The Board reviewed its concerns regarding the indication of interest from Party B, which were essentially the same as had been discussed at the April 20, 2007 Board meeting.

The directors were aware of their fiduciary duties to the Company’s shareholders in determining how to proceed in light of the competing offers. After detailed discussion, the Board of Directors instructed the Company to continue to proceed with negotiation of the definitive agreement and tender offer with Greatbatch, but requested that Mr. Hartman and the Negotiating Committee continue to negotiate with Greatbatch to bridge some or all of the difference in price between the Greatbatch offer and the Party B indication of interest.

April 26, 2007

By April 26, 2007 the parties had negotiated most of the final terms of the Merger Agreement, but several business points remained open, primarily the termination fee provisions and the Tender and Support Agreement. That morning, Mr. Hartman contacted Mr. Hook of Greatbatch and indicated that Greatbatch’s proposed business point resolutions would be acceptable if Greatbatch could increase the offer price to $14.50 per share. After a lengthy discussion between Mr. Hartman and Mr. Hook, Mr. Hook agreed to consider an increase in the offer, but would not agree to $14.50 per share. Later that day, Mr. Hook notified Mr. Hartman that the Greatbatch board of directors had authorized Greatbatch management to enter into the Merger Agreement, subject to resolution of the remaining issues. After discussion, Mr. Hook agreed to an increase in the per share purchase price to $14.38 in return for Enpath’s acceptance of Greatbatch’s requests on the remaining open business points. Mr. Hartman then contacted the members of the Enpath Board to arrange a special meeting for the following morning.

April 27, 2007 Enpath Board Meeting

On April 27, 2007, Enpath held a Board meeting. Mr. Hartman and Enpath’s counsel gave a brief preview of the Agenda, and reviewed the steps to be taken at the meeting. The purpose of the meeting was to consider the proposed agreement and plan of merger with Greatbatch, Ltd., pursuant to which the Company would be acquired by Greatbatch, Ltd. and non-dissenting shareholders would be paid an expected $14.38 per share in cash.

Representatives of Greene Holcomb & Fisher then confirmed that Greene Holcomb & Fisher would deliver an opinion dated April 27, 2007 to the effect that, based upon and subject to the qualifications and conditions set forth in the written opinion, the consideration of $14.38 in cash per share of Common Stock is fair, from a financial point of view, to holders of Enpath Common Stock.

Members of the Board then asked about the status of communications from Party B. Representatives of Greene Holcomb & Fisher reported that no further communications about a transaction had been received since the letter dated April 19 (which was received on April 20) outlining Party B’s non-binding indication of interest in a transaction. Mr. Hertig reported that a conversation had taken place with the CEO of Party B during the week of April 23 about the potential supply of certain Enpath products to Party B, but there was no discussion about a business combination.

Enpath’s counsel then reviewed with the Board the Summary of the material terms of the Greatbatch Merger Agreement, a copy of which had been distributed to the Board via email on April 26. Enpath’s counsel explained the structure and the Board discussed at length the Board’s obligations, duties and restrictions if another offer is presented after execution of the agreement. Board members recommended that, in their experience, their tender and support agreements would only be delivered by the directors, not employee officers of the Company, and that the Merger Agreement should so reflect.

Following these discussions, a Special Committee comprised of Messrs. Auth, Dale, Emola, Sauter and Schwarz, formed in accordance with the Minnesota Business Combination Act, approved the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option (defined in Item 8 below) and Merger for purposes of (a) rendering inapplicable Section 302A.671 of the MBCA by virtue of excluding those transactions from the term “control share acquisition” and (b) satisfying the committee approval condition of the Minnesota Business Combination Act. The full Enpath Board then unanimously approved the Merger Agreement and the transactions contemplated thereby, conditioned on tender and support agreements from Enpath’s directors, and the Board authorized management to enter into the Merger Agreement at a price of $14.38 per share. Following the Board meeting, Enpath’s compensation committee adopted resolutions in writing to render the tender offer rules of Rule 14d-10(a)(2) as inapplicable to the Company’s pre-existing employee compensation, severance and benefit arrangements.

April 28, 2007

On April 28, 2007, Enpath and Greatbatch finalized the disclosure schedules and executed and delivered the Merger Agreement and the Tender and Support Agreement.

Reasons for Recommendation

Throughout the course of its meetings and discussions, the Board considered a number of factors, including but not limited to the following factors, each of which, in the view of the Board, supported approval of the proposed agreement and plan of merger and the transactions contemplated by the agreement:

•	the financial condition and prospects of the Company, including the risks associated with carrying out the Company’s plans for new product development in the leads and catheter areas;

•

the fact that the Greatbatch offer reflected a cash tender offer followed by a merger for all of the outstanding shares, warrants and options, funded from cash on hand or short-term investments available for sale, which enables shareholders and others to obtain payment at the earliest possible time and eliminates uncertainty about the value to be paid for the shares;

•	the fact that the solicitations of interest conducted by Greene Holcomb & Fisher had brought forth only two parties that were willing to deliver non-binding indications of interest;

•

the fact that the other party expressing non-binding interest had not yet completed its diligence analysis and its written indication of interest did not include a binding commitment for financing, and due to the preliminary nature of the indication of interest, there existed substantial uncertainty as to whether due diligence would result in a definitive agreement at the $14.75 price and further uncertainty of closure due to the potential risk of loss of an important customer if a transaction were to occur with this party;

•

the fact that the price offered by Greatbatch represented a 41.7% premium over the closing price of stock of the Company on the date prior to the Board meeting, and a 41.5% and 35.7% premium over the 30-day and 6-month average closing price, respectively;

•	the opinion of Greene Holcomb & Fisher as to the fairness, from a financial point of view, of the price offered by Greatbatch to the holders of the Company’s Common Stock; and

•	the fact that the material terms of the proposed merger agreement, taken as a whole, were as favorable as, or more favorable, than those found in comparable acquisition transactions.

The Board also considered potential drawbacks or risks relating to the Offer and Merger, including but not limited to:

•

the restrictions placed on the Company’s ability to actively solicit competing bids, and the insistence by Greatbatch as a condition to its offer that the Company would be obligated to pay a termination fee of $3.0 million under certain circumstances, and the potential deterrence of other potential acquirors by this fee;

•

the conditions to Greatbatch’s obligation to accept the tendered shares in the Offer and to consummate the Merger, and the risk that the Company may not be able to satisfy all of the conditions, including regulatory approval;

•	the fact that the cash transaction will prevent the Company’s shareholders from participating in any value created by the successful execution of the Company’s growth plans; and

•	the fact that the gains from the transaction would be taxable to the Company’s shareholders.

The Board concluded, however, that these potential drawbacks and risks did not outweigh the benefits of the merger to the Company’s shareholders.

The foregoing discussion of information and factors considered by the Board is not intended to be exhaustive, but is believed to include all of the material factors considered by the Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Board may have given different weights to different factors. In arriving at their respective recommendations, the members of the Board were aware of the interests of executive officers and directors of the Company as described in Item 3.

Intent to Tender

To the Company’s knowledge after reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender all Common Stock held of record or beneficially owned by them pursuant to the Offer and, if necessary, to vote in favor of the Merger. The foregoing does not include any Common Stock over which, or with respect to which, any executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. The Company is not aware of any other affiliates of the Company holding shares of Common Stock beneficially or of record.

Opinion of Enpath’s Financial Advisor

At the April 24, 2007 meeting of the Board, Greene Holcomb & Fisher delivered to the Board its preliminary oral opinion, which opinion was subsequently updated and confirmed in writing on April 27, 2007, to the effect that, as of April 27, 2007, and based upon and subject to the qualifications and conditions set forth in the written opinion, the consideration of $14.38 in cash per share of Common Stock was fair, from a financial point of view, to holders of Common Stock.

The full text of Greene Holcomb & Fisher’s written opinion, which sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Greene Holcomb & Fisher, is attached to this document as Annex II. The summary of the Greene Holcomb & Fisher opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Enpath shareholders are encouraged to read the Greene Holcomb & Fisher opinion in its entirety. In reading the summary of the Greene Holcomb & Fisher opinion set forth below, Enpath shareholders should be aware that the opinion:

•

was provided to the Board for its benefit and use in connection with its consideration as to whether the consideration of $14.38 in cash for each share of Common Stock, was fair, from a financial point of view, to such holders;

•

did not constitute a recommendation to the Board as to how to vote in connection with its consideration of the Merger Agreement or any holder of Common Stock as to whether to tender any shares of Common Stock pursuant to the Offer or how to vote in connection with the Merger;

•

did not address Enpath’s underlying business decision to pursue the Transaction on the terms set forth in the Merger Agreement, the relative merits of the Transaction as compared to any alternative business strategies that might exist for Enpath or the effects of any other transaction in which Enpath might engage; and

•	did not express any opinion as to the price or range of prices at which the shares of Common Stock might trade subsequent to the announcement of the Transaction.

In arriving at its opinion, Greene Holcomb & Fisher, among other things:

•	reviewed the draft of the Merger Agreement dated April 25, 2007;

•

reviewed Enpath’s Annual Reports to Shareholders and Annual Reports on Form 10-K for the fiscal years ended December 31, 2004, 2005 and 2006, its preliminary results for the quarter ended March 31, 2007 and its Current Reports on Form 8-K filed since December 31, 2006;

•

reviewed certain operating and financial information relating to Enpath’s business and prospects, including projections for the five fiscal years ending December 31, 2011, which are referred to as the “Projections,” all as prepared and provided to Greene Holcomb & Fisher by Enpath’s management;

•	met with certain members of Enpath’s senior management to discuss Enpath’s business, operations, historical and projected financial results and future prospects (including the Projections);

•	reviewed the historical prices, trading multiples and trading volumes of the Common Stock;

•	performed a discounted cash flow analysis based on the Projections;

•	reviewed publicly available financial data, stock market performance data and trading multiples of companies which Greene Holcomb & Fisher deemed generally comparable to Enpath;

•	reviewed the terms of recent acquisitions of companies which Greene Holcomb & Fisher deemed generally comparable to Enpath; and

•	considered such other information, studies, analyses, inquiries and investigations and financial, economic and market criteria as Greene Holcomb & Fisher deemed appropriate.

In preparing its opinion, Greene Holcomb & Fisher relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to or discussed with Greene Holcomb & Fisher by Enpath, or obtained by Greene Holcomb & Fisher from public sources, including, without limitation, the Projections. With respect to the Projections, Greene Holcomb & Fisher relied on representations that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of Enpath as to the expected future performance of Enpath. Greene Holcomb & Fisher has not assumed any responsibility for the independent verification of any such information, including, without limitation, the Projections, and has further relied upon the assurances of senior management of Enpath that they were unaware of any facts that would make the information, including the Projections provided to Greene Holcomb & Fisher, incomplete or misleading.

In arriving at its opinion, Greene Holcomb & Fisher did not perform or obtain any independent appraisal of the assets or liabilities (contingent or otherwise) of Enpath, nor was Greene Holcomb & Fisher furnished with any such appraisals. During the course of its engagement, Greene Holcomb & Fisher was asked by the Board to solicit indications of interest from various third parties regarding a transaction with Enpath, and Greene Holcomb & Fisher has considered the results of such solicitation in rendering its opinion. Greene Holcomb & Fisher assumed that the Transaction would be consummated in a timely manner and in accordance with the terms of the Merger Agreement, without any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material adverse effect on Enpath.

The following is a brief summary of the material financial analyses performed by Greene Holcomb & Fisher and presented to the Board in connection with rendering its fairness opinion. This summary does not purport to be a complete description of the analyses underlying the Greene Holcomb & Fisher opinion and the order of the analyses described does not represent the relative importance or weight given to the analyses performed by Greene Holcomb & Fisher.

Summary of Reviews and Analyses. Greene Holcomb & Fisher’s opinion was necessarily based on economic, market and other conditions, and the information made available to Greene Holcomb & Fisher, as of the date of the opinion. In performing its analyses, Greene Holcomb & Fisher made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Greene Holcomb & Fisher and Enpath. Any estimates contained in the analyses performed by Greene Holcomb & Fisher are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty.

Some of the financial analyses summarized below include summary data and information presented in tabular format. In order to understand fully the reviews and financial and valuation analyses used by Greene Holcomb & Fisher, any information presented in tabular format must be read together with the text of each summary. The tables alone do not represent a complete description of any such reviews or financial and valuation analyses. Considering the summary data and tables alone could create a misleading or incomplete view of Greene Holcomb & Fisher’s financial analyses. All such reviews and financial and valuation analyses were based on information available to Greene Holcomb & Fisher on April 26, 2007. Greene Holcomb & Fisher has not undertaken, and is under no duty, to update any such reviews or financial and valuation analyses upon the availability of new information.

Historical Stock Performance Analysis. Greene Holcomb & Fisher compared the consideration of $14.38 in cash per share of Common Stock to the closing prices for Enpath on certain dates and to the average daily closing prices for Common Stock for various periods and noted the following implied offer premiums:

Implied Offer Premiums

Time Period Ending April 25, 2007	Common Stock Price	Premium*
1 day (April 25, 2007)	$10.33	39.2%
1 week before	$10.37	38.7%
4 weeks before	$10.42	38.0%

*	Based on transaction consideration of $14.38 per share.

Using publicly available information, Greene Holcomb & Fisher also reviewed the trading history of the Common Stock for the one-year period ending April 25, 2007 on a stand-alone basis and also in relation to the NASDAQ composite, as well as to a group consisting of certain publicly-traded companies with SIC codes 3841 (Surgical and Medical Instruments and Apparatus), 3842 (Manufacturing Surgical Appliances and Supplies) and 3845 (Manufacturing Electro-medical Equipment), each with a market capitalization of between $100 million and $2.0 billion (referred to herein as the “Comparable Companies”).

The group of Comparable Companies consisted of:

•	Arrow International Inc.

•	Greatbatch, Inc.

•	ICU Medical Inc.

•	Kensey Nash Corp.

•	Merit Medical Systems, Inc.

•	Microtek Medical Holdings Inc.

•	NMT Medical Inc.

•	Symmetry Medical, Inc

Comparable Company Analysis. Using publicly available research analyst earnings forecasts and information provided by Enpath’s management, including the Projections, Greene Holcomb & Fisher compared certain operating, financial, trading and valuation information for Enpath to the corresponding information for the Comparable Companies.

In its analysis, Greene Holcomb & Fisher derived and compared multiples for Enpath and the Comparable Companies, calculated as follows:

•

enterprise value, which is defined as equity market value plus net debt, minority interest and liquidation value of preferred stock, divided by revenue for the most recently reported 12-month period, which is referred to below as “Enterprise Value/LTM Revenue”;

•	enterprise value divided by estimated revenue for calendar year 2007, which is referred to below as “Enterprise Value/CY 2007E Revenue”;

•	enterprise value divided by estimated revenue for calendar year 2008, which is referred to below as “Enterprise Value/CY 2008P Revenue”;

•

enterprise value divided by earnings before interest, taxes, depreciation, amortization and certain non-recurring expenses (“EBITDA”) for the most recently reported 12-month period, which is referred to below as “Enterprise Value/LTM EBITDA”;

•	enterprise value divided by estimated EBITDA for calendar year 2007, which is referred to below as “Enterprise Value/CY 2007E EBITDA”;

•	enterprise value divided by estimated EBITDA for calendar year 2008, which is referred to below as “Enterprise Value/CY 2008P EBITDA”;

•	common stock price divided by earnings per share (“P/E Ratio”) for the most recently reported 12-month period, which is referred to below as “LTM P/E Ratio”;

•	P/E Ratio for calendar year 2007, which is referred to below as “CY 2007E P/E Ratio”; and

•	P/E Ratio for calendar year 2008, which is referred to below as “CY 2008P P/E Ratio.”

This analysis indicated the following:

	First Quartile	Mean	Median	Third Quartile	Enpath*
Enterprise Value / LTM Revenue	2.5x	3.3x	2.7x	3.5x	2.7x
Enterprise Value / CY 2007E Revenue	2.2x	2.9x	2.6x	3.0x	2.5x
Enterprise Value / CY 2008E Revenue	2.0x	2.6x	2.4x	2.7x	1.9x
Enterprise Value / LTM EBITDA	12.1x	14.9x	12.5x	17.2x	21.9x
Enterprise Value / CY 2007E EBITDA	10.5x	12.4x	11.1x	11.3x	14.1x
Enterprise Value / CY 2008E EBITDA	8.6x	9.9x	9.1x	9.4x	10.5x
LTM P/E Ratio	23.6x	24.4x	24.0x	25.2x	50.7x
CY 2007 P/E Ratio	21.9x	22.2x	22.3x	22.5x	36.9x
CY 2008 P/E Ratio	18.0x	18.0x	18.2x	18.2x	24.9x

*	For Enpath, enterprise value and P/E ratio is based on the transaction consideration of $14.38 per share.

Greene Holcomb & Fisher noted that none of the comparable companies are identical to Enpath and, accordingly, any analysis of comparable companies necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that would necessarily affect the relative trading value of Enpath versus the companies to which Enpath was being compared.

Discounted Cash Flow Analysis. Greene Holcomb & Fisher performed a discounted cash flow analysis on the projected cash flows of Enpath for the fiscal years ending December 31, 2007 through December 31, 2011 using the Projections. Greene Holcomb & Fisher also calculated the terminal value of the enterprise at December 31, 2011 by multiplying projected EBITDA in the fiscal year ending December 31, 2011 by multiples ranging from 8.0x to 12.0x. To discount the projected free cash flows and the terminal value to present value, Greene Holcomb & Fisher used discount rates ranging from 18.0% to 22.0%. This analysis indicated a range of implied equity value per share of Common Stock of $17.83 to $10.63, compared to the consideration of $14.38 per share of Common Stock.

Comparable Transaction Analysis. Using publicly available information, Greene Holcomb & Fisher examined the following transactions involving medical technology companies by strategic acquirors announced since January 1, 2001, which are referred to as the “Comparable Transactions.” The Comparable Transactions considered and the month and year each transaction was announced were as follows:

Comparable Transactions

Target	Acquiror	Month and Year
ZEVEX International Inc.	Moog Inc.	January 2007
Galt Medical Corp.	Theragenics Corp.	August 2006
Miltex Inc.	Integra Life Sciences Holding Corp.	April 2006
Crosstex International Inc.	Cantel Medical Corp.	August 2005
Medvest Holdings Corp.	Smiths Medical	December 2004
Horizon Medical Products Inc.	Rita Medical Systems Inc.	May 2004
Hudson Respiratory Care Inc.	Teleflex Inc.	May 2004
MedSource Technologies Inc.	UTI Corp.	April 2004
Colorado MEDtech Inc.	CIVCO Holding Inc.	March 2003
Minntech Corp.	Cantel Medical Corp.	May 2001

In its analysis, Greene Holcomb & Fisher derived and compared multiples for Enpath and the selected transactions, calculated as follows:

•

transaction value as a multiple of revenues for the latest-twelve-months, or “LTM”, immediately preceding announcement of the transaction, which is referred to below as “Enterprise Value/LTM Revenues”;

•	transaction value as a multiple of LTM earnings before interest and taxes (“EBIT”) immediately preceding announcement of the transaction, which is referred to below as “Enterprise Value/LTM EBIT”; and

•	transaction value as a multiple of LTM EBITDA immediately preceding announcement of the transaction, which is referred to below as “Enterprise Value/LTM EBITDA.”

This analysis indicated the following:

	First Quartile		Mean		Median		Third Quartile		Enpath*
Enterprise Value / LTM Revenues	1.3	x	2.3	x	1.9	x	3.3	x	2.7	x
Enterprise Value / LTM EBIT	14.8	x	17.3	x	17.5	x	21.9	x	49.5	x
Enterprise Value / LTM EBITDA	10.0	x	12.0	x	11.0	x	16.1	x	21.9	x

*	For Enpath, enterprise value is based on the transaction consideration of $14.38 per share.

Greene Holcomb & Fisher noted that none of the precedent transactions above are identical to this transaction. Greene Holcomb & Fisher further noted that the analysis of precedent transactions necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that would necessarily affect the acquisition value of Enpath versus the acquisition value of any comparable company in general and the transactions above in particular.

The preparation of a fairness opinion is a complex process that involves various judgments and determinations as to the most appropriate and relevant methods of financial and valuation analysis and the application of those methods to the particular circumstances involved. The opinion is, therefore, not readily susceptible to partial analysis or summary description. Greene Holcomb & Fisher believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered, without considering all of the analyses and factors, would create a misleading and incomplete view of the processes underlying its opinion. Greene Holcomb & Fisher based its analysis on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions and industry-specific factors. Greene Holcomb & Fisher did not form an opinion as to whether any individual analysis or factor, whether positive or negative, considered in isolation, supported or failed to support its opinion. In arriving at its opinion, Greene Holcomb & Fisher considered the results of all its analyses and did not attribute any particular weight to any one analysis or factor. Greene Holcomb & Fisher arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole and believes that the totality of the factors considered and analyses performed by Greene Holcomb & Fisher in connection with its opinion operated collectively to support its determination as to the fairness of the consideration to be received by the holders of Common Stock.

The analyses performed by Greene Holcomb & Fisher, particularly those based on estimates and projections, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. None of the public companies used in the comparable company analysis described above are identical to Enpath, and none of the comparable transactions used in the comparable transactions analysis described above are identical to the transaction with Greatbatch. Accordingly, an analysis of publicly traded comparable companies and comparable transactions is not strictly mathematical; rather, it involves complex considerations and judgments concerning the differences in financial and operating characteristics of the companies and comparable transactions and other factors that could affect the value of Enpath and the public trading values of the companies and comparable transactions to which they were compared. The analyses do not purport to be appraisals or to reflect the prices at which any securities may trade at the present time or at any time in the future.

The Greene Holcomb & Fisher opinion was just one of the many factors taken into consideration by the Board. Consequently, Greene Holcomb & Fisher’s analysis should not be viewed as determinative of the decision of the Board with respect to the fairness of the per share consideration to be received, from a financial point of view, by the holders of Common Stock.

Greene Holcomb & Fisher has not previously been engaged by Enpath to provide investment banking or other services on matters unrelated to the Transaction. Greene Holcomb & Fisher may seek to provide Enpath and Greatbatch and their respective affiliates certain investment banking and other services unrelated to the Transaction in the future.

Pursuant to an engagement letter dated March 13, 2007, Enpath engaged Greene Holcomb & Fisher to act as its financial advisor with respect to the possible sale of Enpath. In selecting Greene Holcomb & Fisher, the Board considered, among other things, the fact that Greene Holcomb & Fisher is a nationally recognized investment banking firm with substantial experience advising companies in Enpath’s industry as well as substantial experience providing strategic advisory services. Greene Holcomb & Fisher, as part of its investment banking business, is continuously engaged in the evaluation of businesses and their debt and equity securities in connection with mergers and acquisitions, underwritings, private placements and other securities offerings, senior credit financings, valuations, and general corporate advisory services.

Pursuant to the engagement letter, Enpath agreed to pay to Greene Holcomb & Fisher for its services (1) a fee in the amount of $75,000, payable upon the delivery of its opinion, and (2) an additional fee payable contingent upon consummation of the Offer based upon 1.25% of the aggregate value of the transaction, which fee is expected to be approximately $1.4 million. The fee payable upon delivery of the Greene Holcomb & Fisher opinion is not contingent upon consummation of the Offer. In addition, Enpath agreed to reimburse Greene Holcomb & Fisher for all out-of-pocket expenses reasonably incurred by Greene Holcomb & Fisher in connection with its engagement, including the reasonable fees and disbursements of its legal counsel. Enpath has also agreed to indemnify Greene Holcomb & Fisher against specific liabilities in connection with its engagement, including liabilities under the federal securities laws.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

Information pertaining to the retention of Greene Holcomb & Fisher in Item 4, under the heading “Opinion of Enpath’s Financial Advisor,” is incorporated herein by reference.

Except as described above, neither the Company, nor any person acting on its behalf, has employed, retained, or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Offer or Merger.

Item 6. Interest in Securities of the Subject Company.

Other than set forth below, no transactions in the Common Stock have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company:

(a) All of the Company’s directors have executed a Tender and Support Agreement with Parent, as discussed in Item 3 above.

(b) On April 16, 2007, in connection with his appointment as the Company’s Vice President and General Manager, F. Anthony Headley, Jr. was granted an option to acquire up to 20,000 shares of Common Stock at an exercise price of $10.53, subject to adjustment. The option vests equally over five years, 20% on the first anniversary of the date of grant and an additional 20% at the end of each of the four subsequent years. The option is subject to acceleration and surrender in exchange for cash payment upon completion of the Merger on the same terms as all other options to acquire Company Stock.

(c) The Company has issued shares of Common Stock to holders of options to acquire shares, in the ordinary course of business, upon the exercise of those options.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person.

Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in, (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (2) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, or (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as indicated in Items 3 and 4 above, there are no transactions, resolutions of the Enpath Board, agreements in principle or signed contracts entered into in response to the Offer that relate to or would result in one or more of the matters referred to in the two preceding paragraphs.

Item 8. Additional Information.

Section 14(f) Information Statement

The Information Statement attached as Annex I hereto is being furnished pursuant to Section 14(f) under the Exchange Act in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company’s shareholders as described in the Information Statement, and is incorporated herein by reference.

90% Top-Up Option

The Merger Agreement provides Purchaser with an option (the “Top-Up Option”) to purchase that number of newly-issued shares of Common Stock that is equal to one share more than the amount needed to give it, directly or indirectly, ownership of 90% of the outstanding shares of Common Stock at the time of exercise (after giving effect to the shares issued upon the exercise of such option), provided, among other things, that (1) Purchaser has accepted at least 80% of the outstanding Shares in the Offer, (2) the number of shares that may be issued pursuant to the Top-Up Option does not exceed 19.9% of the number of shares outstanding as of April 28, 2007, (3) Enpath is not required to obtain shareholder approval under any applicable law in order to issue shares in connection with the Top-Up Option, and (4) the number of shares to be issued in connection with the Top-Up Option does not exceed the amount of the then authorized and unissued shares of Common Stock (giving effect to shares of Common Stock reserved for issuance under any Company stock plan, outstanding stock option or warrant). Purchaser will pay the Company the price per share to be paid in the Offer (i.e., $14.38) for each share acquired through the Top-Up Option. The purpose of the Top-Up Option is to permit Purchaser to complete the Merger without a special meeting of Company shareholders under the “short form” merger provisions of Minnesota law. Purchaser has informed the Company that it intends to exercise the Top-Up Option, subject to the limitations set forth in the Merger Agreement, if it acquires less than 90% (but more than 80%) of the issued and outstanding Shares in the Offer.

Vote Required to Approve the Merger and Section 302A.621 of the MBCA

Under Section 302A.621 of the MBCA, if Purchaser acquires, pursuant to the Offer, the Top-Up Option or otherwise, at least 90% of the outstanding shares of Common Stock, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Company’s shareholders. If Purchaser acquires less than 90% of the outstanding shares of Common Stock, the affirmative vote of the holders of a majority of the outstanding shares of Common Stock will be required under the MBCA to effect the Merger.

State Takeover Laws

The Company is incorporated under the laws of the State of Minnesota. Section 302A.671of the MBCA establishes various disclosure and stakeholder approval requirements to be met by individuals or companies attempting a takeover of an “issuing public corporation” such as Enpath. Further, Section 302A.673 of the MBCA provides that an issuing public corporation such as Enpath generally may not engage in certain business combinations with any person that becomes an interested shareholder by acquiring beneficial ownership of 10% or more of the voting stock of that corporation for a period of four years following the date that the person became an interested shareholder. However, because the Board and a Special Committee of disinterested directors have approved the Merger Agreement and the transactions contemplated thereby, the restrictions of Sections 302A.671 and 302A.673 are inapplicable to the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option and the Merger.

Takeover Disclosure Statute

The Minnesota Takeover Disclosure Law, Minnesota Statutes Sections 80B.01-80B.13 (the “Takeover Disclosure Statute”), by its terms requires certain disclosures and the filing of certain disclosure material with the Minnesota Commissioner of Commerce (the “Commissioner”) with respect to any offer for a corporation, such as the Company, that has its principal place of business in Minnesota and a certain number of shareholders resident in Minnesota. The Purchaser filed a registration statement with the Commissioner on May 8, 2007. Although the Commissioner does not have an approval right with respect to the Offer, the Commissioner does review the disclosure material for the adequacy of such disclosure and is empowered to suspend summarily the Offer in Minnesota within three days of such filing if the Commissioner determines that the registration statement does not (or the material provided to beneficial owners of the Shares residing in Minnesota does not) provide full disclosure. If such summary suspension occurs, a hearing must be held (within 10 days of the summary suspension) as to whether to permanently suspend the Offer in Minnesota, subject to corrective disclosure. If the Commissioner takes action under the Takeover Disclosure Statute, such action may have the effect of significantly delaying the Offer.

“Fair Price” Provision

Section 302A.675 of the Minnesota Business Corporation Act which provides that an offeror generally may not acquire shares of a Minnesota publicly held corporation from a shareholder within two years following the offeror’s last purchase of shares of the same class pursuant to a takeover offer, including, but not limited to, acquisitions made by purchase, exchange or merger, unless the selling shareholder is afforded, at the time of the proposed acquisition, a reasonable opportunity to dispose of the shares to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer. However, because the Board and a Special Committee of disinterested directors have approved the Merger Agreement and the transactions contemplated thereby, the restrictions of Sections 302A.675 are inapplicable to the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option and the Merger.

Antitrust Matters

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) and the rules promulgated thereunder, certain acquisitions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (the “FTC”) and a prescribed waiting period has expired or otherwise terminated. The purchase of Shares pursuant to the Offer is subject to such requirements.

Pursuant to the requirements of the HSR Act, the Company expects to file a Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC on or about May 10, 2007. The HSR Act prescribes a 15-day initial waiting period, moved to the next business day if the period would otherwise expire on a weekend or federal holiday, for which the Company expects to request early termination. If filed on May 10, 2007, the waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 P.M., New York City time, on May 25, 2007, unless early termination is granted. However, before such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material from the parties. If such a request is made, the waiting period will be extended until 11:59 P.M., New York City time, on the tenth day after substantial compliance by the parties with such request. Thereafter, the waiting period may be further extended by court order or with the consent of Greatbatch. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the FTC or the Antitrust Division raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay the transaction while those negotiations continue. Purchaser is not required to accept for payment shares of Common Stock tendered in the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have been satisfied.

The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the Purchaser’s acquisition of shares of Common Stock in the Offer and the Merger. At any time before or after Purchaser’s acquisition of shares of Common Stock, and notwithstanding that the HSR Act waiting period may have expired, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of shares of Common Stock in the Offer, seeking divestiture of shares of Common Stock acquired by Purchaser, or seeking divestiture of substantial assets or businesses of the parties. Private parties, as well as state governments, may also seek to take legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer or other acquisition of shares by Purchaser on antitrust grounds will not be made or, if made, of the result.

Projected Financial Information

The Company does not as a matter of course make public detailed projections regarding its future performance due to the unpredictability of the underlying assumptions and estimates. In recent years, Enpath has publicly disclosed annual revenue and gross margins projections in its quarterly earnings releases. In reporting its 2006 results on February 15, 2007, Enpath indicated it anticipated 2007 annual revenues of between $39 and $41 million, resulting in overall revenue growth between 6 and 11 percent and that it expected gross margin as a percentage of revenue to improve to a range of approximately 40 to 42 percent and profitability to continue to improve in 2007.

The Company made available to Greatbatch, pursuant to a confidentiality agreement, more detailed non-public business and financial information about the Company, including the Projections. The Company also provided this information to Greene Holcomb & Fisher in its capacity as the Company’s financial advisor. A summary of the Projections is set forth below.

The Projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. In addition, the Projections were not prepared with the assistance of or reviewed, compiled or examined by independent accountants. The summary of the Projections is not being included in this Schedule 14D-9 to influence a shareholder’s decision whether to tender his or her Shares in the Offer, but because the internal financial forecast was made available by the Company to Greatbatch and to Greene Holcomb & Fisher.

The Projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company, including but not limited to meeting certain sales performance criteria and implementing certain cost saving initiatives. In developing the internal financial forecast, the Company reviewed various assumptions and alternative projections based on potential modifications to such assumptions. After the completion of that review process, the Company concluded that the alternative projections were not likely to be achieved. The Company adopted the Projections as its most realistic estimate of the Company’s future financial performance. In developing its Projections, Enpath reviewed its expected future revenues for each of the existing and planned major products in each of its introducers, catheters and leads product lines. Enpath assigned a confidence level to the likelihood of achieving revenues for each project.

Important factors that may affect the ability of the Company to achieve the Projections include, but are not limited to, the following:

•	Enpath’s dependence upon a limited number of key customers for its revenue;

•

Enpath’s ability to successfully protect its intellectual property against misappropriation or claims of infringement by third parties, including Enpath’s ability to successfully resolve pending litigation;

•	the ability of Enpath’s customers to successfully develop and market therapies that utilize the Company’s advanced delivery systems;

•	Enpath’s ability to effectively manufacture its products, specifically steerable catheters, in anticipated required quantities;

•	Enpath’s ability to develop or acquire new products to increase its revenues;

•	Enpath’s ability to attract and retain key personnel;

•	the introduction of competitive products;

•	government regulatory matters;

•	economic conditions;

•	Enpath’s ability to raise capital;

•	adverse reactions to the Offer by customers, suppliers and strategic partners; and

•	other risks described in the Company’s report on Form 10-K filed with the SEC for the fiscal year ended December 31, 2006.

The assumptions upon which the Projections were based necessarily involve judgments with respect to, among other things, future economic and competitive conditions and financial market conditions that are difficult to predict accurately and many of which are beyond the Company’s control. The Projections also reflect assumptions as to certain business decisions that are subject to change.

Accordingly, there can be no assurance that the Projections will be realized, and actual results may vary materially from those shown. The inclusion of the Projections in this Schedule 14D-9 should not be regarded as an indication that any of the Company or its affiliates, advisors or representatives considered or consider the internal financial forecast to be predictive of actual future events, and the internal financial forecast should not be relied upon as such. Neither the Company nor its affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the date the Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Projections are shown to be in error. The Company does not intend to make publicly available any update or other revisions to the Projections, except as required by law. None of the Company or its affiliates, advisors, officers, directors or representatives has made or makes any representation to any shareholder or other person regarding the ultimate performance of the Company compared to the information contained in the Projections or that forecasted results will be achieved. The Company has made no representation to Greatbatch, in the Merger Agreement or otherwise, concerning the Projections.

The Company’s shareholders are cautioned not to place undue reliance on the projected financial information included in this Schedule 14D-9.

PROJECTED FINANCIAL INFORMATION

	Fiscal Year Ended December 31,
	2007	2008	2009	2010	2011
Sales	$39,772	$52,715	$64,678	$83,810	$97,066
Cost of Goods Sold	23,863	31,102	37,514	46,934	52,415

Gross Profit	15,909	21,613	27,165	36,877	44,650

Total Operating Expenses	12,705	15,287	18,110	23,467	27,178

Operating Income	3,204	6,326	9,055	13,410	17,472
Other Expenses	452	452	362	275	187

Net Income Before Tax	2,752	5,874	8,693	13,135	17,285
Income Tax Expense	963	2,056	3,043	4,597	6,050

Net Income	$1,789	$3,818	$5,650	$8,538	$11,235

Dissenters’ Rights

No dissenters’ rights are available in connection with the Offer. However, under Minnesota law, shareholders who do not sell their Common Stock in the Offer will have the right, by fully complying with the applicable provisions of Sections 302A.471 and 302A.473 of the MBCA, which are attached as Annex III hereto, to dissent with respect to the Merger and to receive payment in cash for the “fair value” of their shares after the Merger is completed. The term “fair value” means the value of the shares immediately before the effective time of the Merger and may be less than, equal to or greater than the price per share to be paid in the Merger.

To be entitled to payment, the dissenting shareholder must not accept the Offer, must file with the Company, prior to the vote for the Merger, a written notice of intent to demand payment of the fair value of the dissenting shareholder’s Shares, must not vote in favor of the Merger and must satisfy the other procedural requirements of the MBCA. Any shareholder contemplating the exercise of such dissenters’ rights should review carefully the provisions of Sections 302A.471 and 302A.473 of the MBCA, particularly the procedural steps required to perfect such rights, and should consult legal counsel. Dissenters’ rights will be lost if the procedural requirements of the statute are not fully and precisely satisfied.

If a vote of shareholders is required to approve the Merger under the MBCA, the notice and proxy statement for the meeting of the shareholders will again inform each shareholder of record as of the record date of the meeting of the shareholders (excluding persons who tender all of their Shares pursuant to the Offer if such Shares are purchased in the Offer) of their dissenters’ rights and will include a copy of Sections 302A.471 and 302A.473 of the MBCA and a summary description of the procedures to be followed to obtain payment of fair value for their Shares. If a vote of the shareholders is not required to approve the Merger, the Surviving Corporation will send a notice to those persons who are shareholders of the Surviving Corporation immediately prior to the effective time of the Merger which, among other things, will include a copy of Sections 302A.471 and 302A.473 of the MBCA and a summary description of the procedures to be followed to obtain payment of fair value for their Shares.

Dissenters’ rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to shareholders if the Merger is consummated. Shareholders who will be entitled to dissenters’ rights in connection with the merger will receive additional information concerning dissenters’ rights and the procedures to be followed in connection therewith before such shareholders have to take any action relating thereto.

This foregoing description of dissenters’ rights is not intended to be complete and is qualified in its entirety by reference to Sections 302A.471 and 302A.473 of the MBCA.

WHERE YOU CAN FIND MORE INFORMATION

The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”) relating to its business, financial condition and other matters. The Company is required to disclose in such proxy statements certain information, as of particular dates, concerning its directors and officers, their remuneration, stock options granted to them, the principal holders of its securities and any material interest of such persons in transactions with the Company, as applicable. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, or free of charge at the web site maintained by the SEC at http://www.sec.gov.

The SEC allows the Company to “incorporate by reference” information into this Schedule 14D-9, which means that it can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Schedule 14D-9, except for any information superseded by information contained directly in this Schedule 14D-9.

Item 9. Material to Be Filed as Exhibits

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated May 8, 2007.*†

(a)(1)(B)	Form of Letter of Transmittal.*†

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*†

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*†

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*†

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*†

(a)(1)(G)	Text of joint press release issued by Greatbatch, Inc. and the Company dated April 30, 2007 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 30, 2007).

(a)(1)(H)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to this Schedule 14D-9).†

(a)(2)	Letter to Company shareholders from the Chairman of the Board, dated May 8, 2007.†

(a)(3)	Opinion of Greene Holcomb & Fisher LLC to the Board of Directors of the Company, dated April 27, 2007 (incorporated by reference to Annex II attached to this Schedule 14D-9).†

(e)(1)	Agreement and Plan of Merger, dated as of April 28, 2007, by and among Greatbatch, Ltd., Chestnut Acquisition Corporation and the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC on April 30, 2007).

(e)(2)	Tender and Support Agreement, dated as of April 28, 2007, by and among Greatbatch, Ltd., Chestnut Acquisition Corporation and each director of the Company (incorporated by reference to Schedule TO filed by Greatbatch, Inc., Greatbatch, Ltd. and Chestnut Acquisition Corporation with the SEC on April 30, 2007).

(e)(3)(A)	Letter agreement dated November 21, 2005 between the Company and John C. Hertig (incorporated by reference to Exhibit 10.3 to the Form 10-K for the year ended December 31, 2005).

Exhibit No.	Description

(e)(3)(B)	Employment Agreement dated as of December 12, 2006 between the Company and John C. Hertig (incorporated by reference to Exhibit 10.2 to Form 10-K for the year ended December 31, 2006).

(e)(3)(C)	Employment Agreement dated as of December 12, 2006 between the Company and Scott P. Youngstrom (incorporated by reference to Exhibit 10.3 to Form 10-K for the year ended December 31, 2006).

(e)(3)(D)	Employment Agreement dated as of December 12, 2006 between the Company and Steven D. Mogensen (incorporated by reference to Exhibit 10.4 to Form 10-K for the year ended December 31, 2006).

(e)(3)(E)	Employment Agreement dated as of December 12, 2006 between the Company and Michael P. Winegar (incorporated by reference to Exhibit 10.5 to Form 10-K for the year ended December 31, 2006).

(e)(3)(F)	Employment Agreement dated as of December 12, 2006 between the Company and Michael D. Erdmann (incorporated by reference to Exhibit 10.6 to Form 10-K for the year ended December 31, 2006).

(e)(3)(G)	Employment Agreement dated as of December 12, 2006 between the Company and Mark C. Kraus (incorporated by reference to Exhibit 10.23 to Form 10-K for the year ended December 31, 2006).

(e)(3)(H)	Employment Agreement dated as of April 16, 2007 between the Company and F. Anthony Headley, Jr. (incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarter ended March 31, 2007).

(e)(4)	Confidentiality Agreement, dated March 15, 2007, between Greatbatch, Inc. and the Company.*

(e)(5)	Enpath Medical, Inc. 1991 Non-Statutory Stock Option Plan (incorporated by reference to Exhibit 10.7 to Form 10-KSB for the year ended December 31, 1991).

(e)(6)	Enpath Medical, Inc. 1999 Incentive Stock Option Plan (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (File No. 333-133740)).

(e)(7)	Enpath Medical, Inc. 1999 Non-Employee Director and Medical Advisory Board Stock Option Plan (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (File No. 333-124661)).

(e)(8)	Form of Incentive Stock Option Agreement (incorporated by reference to Exhibit 10.10 to Form 10-K for the year ended December 31, 2004).

(e)(9)	Form of Non-Employee Director Agreement (incorporated by reference to Exhibit 10.11 to Form 10-K for the year ended December 31, 2004).

*	Incorporated by reference to Schedule TO filed by Purchaser, Parent and Greatbatch on May 8, 2007.
†	Included in materials mailed to shareholders of the Company.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2007	ENPATH MEDICAL, INC.

/s/ JOHN C. HERTIG
John C. Hertig Chief Executive Officer

Annex I—Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder

Annex II—Opinion of Greene Holcomb & Fisher LLC dated April 27, 2007

Annex III—Sections 302A.471 and 302A.473 of the Minnesota Business Corporation Act

ANNEX I

ENPATH MEDICAL, INC.

2300 Berkshire Lane North

Plymouth, Minnesota 55441

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE

ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL INFORMATION

This Information Statement is being mailed on May 8, 2007 as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Enpath Medical, Inc. (“Enpath” or the “Company”) with respect to a tender offer by Chestnut Acquisition Corporation, a Minnesota corporation (“Purchaser”) and a wholly-owned subsidiary of Greatbatch, Ltd., a Delaware corporation (“Parent”), which is an indirect wholly-owned subsidiary of Greatbatch, Inc., a Delaware corporation (“Greatbatch”), disclosed in a Tender Offer Statement on Schedule TO, dated May 8, 2007 (as amended or supplemented from time to time, the “Schedule TO”), to the holders of record of shares of common stock of Enpath (the “Common Stock”). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we” and “our” to refer to Enpath Medical, Inc.

Pursuant to the Merger Agreement, Purchaser is commencing a cash tender offer to purchase all of the issued and outstanding shares of Common Stock at a purchase price of $14.38 per share (the “Offer Price”), in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 8, 2007 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”) (which, together with the Offer to Purchase, constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 28, 2007 (as such agreement may be amended from time to time, the “Merger Agreement”), by and among Purchaser, Parent and the Company. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant portions of the Minnesota Business Corporation Act (the “MBCA”), Purchaser will merge with and into the Company (the “Merger,” and, together with the Offer, the “Transaction” ) and each share of Common Stock that is not tendered pursuant to the Offer will be converted into the right to receive cash in an amount equal to the Offer Price (other than shares of Common Stock that are held by (a) Purchaser, Parent and the Company, which will be canceled, and (b) shareholders, if any, who properly exercise their dissenters’ rights under the MBCA). Following the effective time of the Merger (the “Effective Time”), the Company will continue as a wholly-owned subsidiary of Parent (the Company after the Effective Time hereinafter referred to as the “Surviving Corporation”).

You are receiving this Information Statement in accordance with Section 14(f) of the Securities Exchange Act and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

The information contained in this Information Statement (including information herein incorporated by reference) concerning Greatbatch, Parent, Purchaser and Parent’s designees has been furnished to the Company by Greatbatch, Parent and Purchaser. The Company assumes no responsibility for the accuracy or completeness of such information.

RIGHT TO DESIGNATE DIRECTORS; AUTHORITY OF CONTINUING DIRECTORS

The Merger Agreement provides that, effective upon the acceptance for payment by Purchaser of Common Stock equal to at least a majority of the then outstanding shares of Common Stock entitled to vote on any matter at a meeting of the shareholders of Enpath pursuant to the Offer, Parent shall be entitled to designate the number of directors, rounded up to the next whole number, on the Board of Directors of the Company (the “Enpath Board” or “Board”) that equals the product of: (a) the total number of directors on the Board (giving effect to the election of any additional directors designated by Purchaser pursuant to the Merger Agreement), and (b) the percentage that the number of shares of Common Stock beneficially owned by either Parent or Purchaser (including shares of Common Stock accepted for payment) bears to the total number of shares of Common Stock outstanding, and the Company shall take all action necessary to cause Parent designees to be elected or appointed to the Board, including increasing the number of directors, and seeking and accepting resignations of incumbent directors. At such time, the Company shall use all reasonable best efforts to cause individuals designated by Parent to constitute the number of members, rounded up to the next whole number, on each committee of the Board that represents the same percentage as such individuals represent on the Board, to the fullest extent permitted by any applicable legal requirements. Notwithstanding the foregoing, until Parent and Purchaser together acquire a majority of the outstanding shares of Common Stock on a fully diluted basis, the Company shall use its reasonable best efforts to ensure that all members of the Board and such committees as of the date of the Merger Agreement who are not officers or employees of the Company shall remain members of the Board and such committees and boards.

The Board has unanimously resolved that the current directors will cause the appropriate number of vacancies to occur by resigning in the following order, with the remaining directors causing Purchaser’s designees to be appointed in place of the resigning directors:

Initial Resignations

Michael D. Dale, Albert Emola, John C. Hertig, Richard T. Schwarz

Continuing Directors

Thomas L. Auth, James D. Hartman, Richard F. Sauter

If further resignations are needed, the continuing directors will resign in the order designated by James D. Hartman.

The Company’s obligations to appoint Parent’s designees to the Board are subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The Company shall promptly take all actions, and shall include in the Schedule 14D-9 such information with respect to the Company and its officers and directors, as Section 14(f) and Rule 14f-1 require in order to fulfill its obligations to appoint directors designated by Purchaser pursuant to the Merger Agreement. Purchaser shall supply to Enpath in writing any information with respect to itself and its nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1.

Following the election or appointment of Purchaser’s designees pursuant to the Merger Agreement and until the Effective Time, the approval of a majority of the directors of Enpath then in office who were not designated by Purchaser (the “Continuing Directors”) (or the approval of the sole Continuing Director if there shall be only one Continuing Director) shall be required to authorize (and such authorization shall constitute the authorization of the Board and no other action on the part of the Company, including any action by any other director of the Company, shall be required to authorize) any termination of the Merger Agreement by the Company, any amendment of the Merger Agreement, any extension of time for performance of any obligation or action under the Merger Agreement by Parent or Purchaser, any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of the Company, and any amendment or change to the provisions of the Merger Agreement relating to director and officer indemnification and insurance. Following the election or appointment of Purchaser’s designees pursuant to the Merger Agreement and until the Effective Time, any actions with respect to the enforcement of the Merger Agreement by the Company shall be effected only by the action of a majority of the Continuing Directors (or the approval of the sole Continuing Director if there shall be only one Continuing Director). Between the time Purchaser becomes entitled to designate directors pursuant to the Merger Agreement and the Effective Time, none of Parent, Purchaser or their respective affiliates shall take any action to remove a Continuing Director from office.

GREATBATCH DESIGNEES

Greatbatch has informed the Company that it will choose its designees for the Enpath Board from executive officers of Greatbatch listed in Annex I to the Offer to Purchase, a copy of which is being mailed to Enpath shareholders. Purchaser has informed the Company that each such individual has consented to act as a director of the Company, if so appointed or elected. It is expected that Greatbatch’s designees may assume office at any time following the time at which such designees are designated in accordance with the terms of the Merger Agreement and that, upon assuming office, Greatbatch’s designees will thereafter constitute at least a majority of the Enpath Board.

Greatbatch has informed the Company that, to its knowledge, none of the individuals listed in Annex I to the Offer to Purchase has, during the past five years, (1) been convicted in a criminal proceeding or (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

None of the individuals listed in Annex I to the Offer to Purchase is a director of, or holds any position with, the Company. Greatbatch has advised the Company that, to its knowledge, except as disclosed in the Offer to Purchase, none of the individuals listed in Annex I to the Offer to Purchase beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. Greatbatch has advised the Company that, to its knowledge, none of the individuals listed in Annex I to the Offer to Purchase has any family relationship with any director, executive officer or key employees of the Company.

CERTAIN INFORMATION CONCERNING THE COMPANY

The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock and 1,000,000 shares of preferred stock. As of April 28, 2007, there were 6,361,727 shares of Common Stock outstanding and no shares of preferred stock outstanding.

The Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of shareholders of the Company. Each share of Common Stock entitles the record holder to one vote on all matters submitted to a vote of the shareholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of April 28, 2007 with respect to our Common Stock beneficially owned by (1) each director, (2) each person known to us to beneficially own more than five percent of our Common Stock, (3) each of the executive officers named in the Summary Compensation Table set forth below (the “Named Executive Officers”), and (4) all current executive officers and directors as a group. Unless otherwise indicated, the persons listed below may be reached at 2300 Berkshire Lane North, Plymouth, MN 55441.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)(2)(3)		Percentage of Outstanding Shares(2)
Wasatch Advisors, Inc. 150 Social Hall Avenue Salt Lake City, UT 84111	623,625	(4)	9.8%
Blueline Capital Partners, L.P. 4115 Blackhawk Plaza Circle, Suite 100 Danville, CA 94506	534,593	(5)	8.4%
Healthinvest Partners AB Arsenalsgatan 4 SE-111 47 Stockholm, Sweden	514,860	(6)	8.1%
John C. Hertig(7)(8)	20,000		*
James D. Hartman(7)(9)	211,930		3.3%
Thomas L. Auth(7)	98,833		1.6%
Michael D. Dale(7)	32,000		*
Albert Emola(7)	21,334		*
Richard F. Sauter(7)	58,400		*
Richard T. Schwarz(7)	15,048		*
Scott P. Youngstrom(8)	0		*
Mark C. Kraus(8)	87,000		1.4%
Steven D. Mogensen(8)	3,000		*
Michael D. Erdmann(8)	40,800		*
James M. Reed(8)(10)(11)	23,156		*
David A. Grenz(8)(10)	3,000		*
All Current Executive Officers and Directors as a Group (13 persons)	588,345		8.8%

*	Less than 1%
(1)	Unless noted, each person or group identified possesses sole voting and investment power with respect to such shares.
(2)	Shares not outstanding but deemed beneficially owned by virtue of the right of a person to acquire them within 60 days are treated as outstanding only when determining the amount and percent owned by such person.
(3)	Includes the following number of shares which could be purchased under stock options exercisable within 60 days of April 27, 2007: Mr. Hertig, 20,000 shares; Mr. Hartman, 72,500 shares; Mr. Auth, 25,333 shares; Mr. Dale, 32,000 shares; Mr. Emola, 21,334 shares; Mr. Sauter, 52,000 shares; Mr. Schwarz, 5,668 shares; Mr. Youngstrom, 0 shares; Mr. Kraus, 57,000 shares; Mr. Mogensen, 3,000 shares; Mr. Erdmann, 18,800 shares; Mr. Reed, 20,400 shares; Mr. Grenz, 3,000 shares; and all current executive officers and directors as a group, 307,635 shares.
(4)	Based on an Amendment No. 4 to Schedule 13G filed by Wasatch Advisors, Inc. on February 15, 2007.
(5)	Based on an Amendment No. 1 to Schedule 13D filed on May 15, 2006 by Blueline Capital Partners, L.P. (“BCP”) relating to the beneficial ownership of BCP and BlueLine Partners, L.L.C. (“BP”). BP is the sole general partner of BCP, a private investment limited partnership.
(6)	Based on an Amendment No. 1 to Schedule 13G filed by Healthinvest Partners AB on February 12, 2007 relating to the beneficial ownership of HealthInvest Global Long/Short Fund, a specialty fund organized pursuant to the Swedish Mutual Funds Act (the “Fund”). Healthinvest Partners AB is the investment advisor for, and a control person of, the Fund.
(7)	Serves as our director.
(8)	Named Executive Officer.
(9)	Includes 5,000 shares that Mr. Hartman owns jointly with his daughter, for which he shares voting and investment control, and 500 shares owned by Mr. Hartman’s spouse, over which she exercises sole voting and investment control.
(10)	Messrs. Reed and Grenz ceased serving as “executive officers” effective December 12, 2006. Information regarding beneficial ownership is based upon information provided by Messrs. Reed and Grenz.
(11)	Includes 600 shares owned by Mr. Reed’s spouse, over which she exercises sole voting and investment control.

BOARD OF DIRECTORS

John C. Hertig, age 55, joined us as our Chief Executive Officer effective January 16, 2006 and was elected to the Enpath Board on February 16, 2006. From 2001 until he began his service with us in 2006, Mr. Hertig was a medical device consultant, providing advice and guidance in strategic planning and partnering, business plan development, capital raising, sales and marketing development, creation of distribution networks and technology matters. From 1998 to 2001, Mr. Hertig served as the Chief Executive Officer of MedSource Technologies, Inc., an integrated medical device design and manufacturing services company. From 1996 to 1998, Mr. Hertig was the President of SIMS Level 1, Inc., an intravenous fluid and blood warming medical device company. Before SIMS, Mr. Hertig was the Vice President/General Manager of the Medical Device Division of Ohmeda, Inc., where he was responsible for three medical device product lines including vascular access specialty catheters, disposable cardiac pressure transducers and peripheral I.V. catheters. From 1980 to 1993, Mr. Hertig also served in a variety of roles of escalating responsibility, including Corporate Vice President of Operations at McGaw, Inc., which manufactures pharmaceutical and disposable medical devices for hospitals and home care. Mr. Hertig also served as the first President of Central Admixture Pharmacy Services, Inc., a startup division of McGaw providing a unique intravenous solutions admixture service to hospital pharmacies.

James D. Hartman, age 61, has been our director since 1991 and has served as Chairman of the Board of Directors since October 2003. In addition to being Chairman of the Board, Mr. Hartman was our Chief Executive Officer from February 1996 until his retirement from that position on January 16, 2006. He has served as our Chief Financial Officer from 1991 to July 2006. He served as our President from February 1995 through October 2003, was our Secretary from March 1991 through October 2003, and served as our Executive Vice President from April 1993 until February 1995. Prior to joining us in 1991, Mr. Hartman was Vice President—Finance for Viking Electric Supply, Inc., a distributor of electrical supplies and tools based in the Minneapolis, Minnesota area.

Thomas L. Auth, age 62, has been our director since October 1999. Mr. Auth is a private investor and the owner and Chief Executive Officer of Vomela Specialty Company, a graphics design and manufacturing company. Mr. Auth was the Chief Executive Officer and a director of ITI Technologies, Inc., a publicly held company, from 1981 until May 2000. ITI was a leading designer and manufacturer of electronic security products. In May 2000, ITI merged with SLC Technologies, Inc. to form a new publicly held company, Interlogix, Inc. and Mr. Auth served as Chairman of the board of directors of Interlogix, until February 2002 when Interlogix was acquired by the General Electric Company. Mr. Auth currently serves on the boards of several privately held companies. Mr. Auth is also a certified public accountant but does not currently hold an active license to practice.

Michael D. Dale, age 47, has been our director since January 2002. Mr. Dale was appointed President and Chief Executive Officer of ATS Medical, Inc., a medical device manufacturer, in October of 2002. Previously, Mr. Dale worked for Endocardial Solutions, Inc. from December 1998 until October 2002 as Vice President of Sales and Marketing. From October 1996 until joining Endocardial, Mr. Dale was Vice President of Global Sales for Cyberonics, Inc., a medical device company, and additionally as managing director of Cyberonics Europe, S.A. From July 1988 until October 1996, Mr. Dale served in several capacities at St. Jude Medical, Inc., most recently as the Business Unit Director for St. Jude Medical Europe.

Albert Emola, age 56, has been our director since January 2003. Mr. Emola is currently acting President and CEO of StentTech, Inc., a designer, developer and marketer of specialty stent products. Mr. Emola served as President and Chief Executive Officer of Vital Images, Inc., a manufacturer of 3-D medical imaging software, from December 1999 until February 2002. From August 1994 to January 1999, Mr. Emola served as President and Chief Executive Officer of Flexmedics Corporation, a designer and manufacturer of nitinol-based medical products. From May 1991 until August 1994, Mr. Emola served as a consultant to start-up medical companies requiring broad-based strategic direction. From 1976 to 1991, Mr. Emola served in marketing, strategic planning and business development roles at St. Jude Medical, Inc., American Hospital Supply Corporation and Bristol Myers, Inc.

Richard F. Sauter, age 65, has been our director since March 1992. Mr. Sauter retired from the University of St. Thomas in 2002 and holds the title of Professor Emeritus from that institution. From September 1990 until August 2002, he was a Professor of Marketing at St. Thomas. From April 1974 until March 1990, Mr. Sauter served in various positions at Medtronic, Inc., a medical device manufacturer located in Minneapolis, Minnesota, most recently as Corporate Vice President of New Ventures.

Richard T. Schwarz, age 55, has been our director since February 16, 2006, when he was elected as the BIOMEC designee on our board. From July 2003 to present, Mr. Schwarz has been a limited partner of Edgewater Capital Partners, a private equity investment firm, and a member of its board of operating advisors. From 1998 to 2003, Mr. Schwarz was a founding partner of Sycamore Partners LLC, a Cleveland-based investment and advisory firm focused on investing in high technology businesses in Northeast Ohio. Prior to Sycamore, he was Director and President of Laurel Industries, Inc., a privately held chemical manufacturer that was acquired by Oxychem, Occidental Petroleum Corporation in 1996. Mr. Schwarz is also a director of Associated Estates Realty Corporation (NYSE: AEC).

CORPORATE GOVERNANCE

General

Our Board of Directors is committed to sound and effective corporate governance practices. We regularly review our governance policies and practices, as well as the provisions of the Sarbanes-Oxley Act of 2002, the current and proposed rules of the Securities and Exchange Commission and the listing standards of The Nasdaq Stock Market® in order to ensure compliance with the rules and regulations applicable to us. The charters of our Governance/Nominating, our Audit Committee, and our Compensation Committee, and our Code of Ethics and Business Conduct are all available to the public on our website located at www.enpathmedical.com by following the link for “Investors” and then “Company Leadership” or by written request sent to our Investor Relations Department at:

Enpath Medical, Inc.

Investor Relations Department

2300 Berkshire Lane North

Plymouth, Minnesota 55441

investorrelations@enpathmed.com

Board Independence

The Board of Directors undertook a review of director independence in February 2007 as to all seven directors then serving. As part of that process, the board reviewed all transactions and relationships between each director (or any member of his immediate family) and Enpath, our executive officers and our independent registered public accounting firm, and other matters bearing on the independence of directors. As a result of this review, the Board of Directors affirmatively determined that each of the directors, with the exception of Messrs. Hartman and Hertig, are independent according to the “independence” definition of the Nasdaq Marketplace Rules. Neither Mr. Hartman nor Mr. Hertig is independent under the Nasdaq Marketplace Rules because he is, or within the prior three years has been, our employee and served as our executive officer.

Board Committees and Committee Independence

The Board of Directors currently has, and appoints members to, three standing committees: the Audit Committee, the Compensation Committee and the Governance/Nominating Committee. The composition and functions of each of those committees are set forth below.

Audit Committee. The Audit Committee of the Board of Directors, currently comprised of Messrs. Richard F. Sauter (Chair), Thomas L. Auth, and Albert Emola, met four times during fiscal year 2006. Each meeting included a representative of our independent registered public accounting firm. The Audit Committee oversees our internal control structure and financial reporting activities, reviews the scope and results of the annual audit, and also reviews our annual audited financial statements, quarterly financial statements and certain filings with the Securities and Exchange Commission. The Audit Committee approves the retention of the independent registered public accounting firm, as well as all audit and non-audit services performed by our independent registered public accounting firm and compensation to such firm. In connection with its review of board independence, the Board of Directors determined that each member of the Audit Committee is “independent” as defined by Nasdaq Marketplace Rules and Rule 10A-3 of the Securities Exchange Act of 1934. Further, our Board of Directors has reviewed the education, experience and other qualifications of each of the members of its Audit Committee. After review, the Board of Directors has determined that Thomas L. Auth meets the Securities and Exchange Commission definition of an “audit committee financial expert.” The Audit Committee acts under a written charter first adopted and approved by the Board of Directors on June 29, 2000 and amended through March 22, 2004.

Compensation Committee. The Compensation Committee of the Board of Directors, currently comprised of Messrs. Thomas L. Auth (Chair), Michael D. Dale and Richard T. Schwarz, met once in fiscal year 2006. The compensation committee acts under the terms of a written charter adopted in December 2006. Among other duties, the Compensation Committee reviews compensation of our officers for fairness and competitiveness, determines the necessity for, and content of, any officer employment contracts, advises and recommends incentives in the form of overall corporate bonus plans and determines bonuses and grants of stock options for our executive officers, and reviews the performance of our Chief Executive Officer. The Compensation Committee also has the authority to make awards under, and adopt and alter administrative rules and practices governing our benefits plans, including our stock option plans. The charter of the Compensation Committee requires that this committee consist of no fewer than two board members who satisfy the requirements of the Nasdaq Stock Market, the “non-employee director” requirements of Section 16b-3 of the Securities Exchange Act of 1934, and the “outside director” requirements of Section 162(m) of the Internal Revenue Code. In connection with its review of director independence, the Board of Directors determined that each current member of the Compensation Committee meets these requirements.

Governance/Nominating Committee. The Governance/Nominating Committee, currently comprised of Messrs. Thomas L. Auth, Michael D. Dale, Albert Emola, Richard F. Sauter and Richard T. Schwarz, met once in fiscal year 2006. The Governance/Nominating Committee is responsible for reviewing the size and composition of the Board, identifying individuals qualified to become Board members, recommending to the Board of directors nominees to be elected at the annual meeting of shareholders, reviewing the size and composition of Board committees, facilitating Board self-assessment and reviewing and advising regarding strategic direction and strategic management. The Committee operates under a written charter adopted by the Board of Directors on April 29, 2004. Each member of the Governance/Nominating Committee is “independent” under Nasdaq Marketplace Rules.

Director Nominations

Our Governance/Nominating Committee is the standing committee responsible for considering and approving the nominees for election as directors at our annual meetings of shareholders. The Governance/Nominating Committee will consider candidates for board membership suggested by its members, other board members, as well as management and shareholders.

Criteria for Nomination to the Board. The Governance/Nominating Committee believes that a nominee should possess the highest level of professional and personal ethics and values, be free of any material conflict of interest with respect to board service, have broad experience at the policy-making level, have the ability to provide insight and practical wisdom based on experience and expertise, be independent as defined in Nasdaq Rule 4200(a)(15), be able to understand and relate to our culture, have sufficient time to properly discharge the duties associated with serving as a director, and have experience and knowledge that will enhance or maintain a diversity of business background among board members.

In addition, the Governance/Nominating Committee believes that certain specific qualities or skills are necessary for one or more of our directors to possess. These include, among others, experience with publicly held companies, an understanding and background in corporate management, experience in delegation of duties, accounting experience, financial experience, legal experience, marketing experience, understanding of the medical device industry, and background and experience necessary to qualify as an “audit committee financial expert” as defined by the Securities and Exchange Commission.

Shareholder Proposals for Nominees. The Governance/Nominating Committee will consider written proposals from shareholders for nominees for director. Any such nominations should be submitted to the Governance Committee c/o our Secretary and should include the following information: (a) all information relating to such nominee that is required to be disclosed pursuant to Regulation 14A under the Securities Exchange Act of 1934 (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (b) the name and record address of the shareholder and of the beneficial owner, if any, on whose behalf the nomination will be made, and (c) the class and number of shares of the corporation owned by the shareholder and beneficially owned by the beneficial owner, if any, on whose behalf the nomination will be made. As to each person the shareholder proposes to nominate, the written notice must also state: (a) the name, age, business address and residence address of the person, (b) the principal occupation or employment of the person and (c) the class and number of shares of the corporation’s capital stock beneficially owned by the person.

Attendance at Board, Committee and Annual Shareholder Meetings

During 2006, the board held a total of five meetings. Each director attended at least 75% of the total number of meetings of the board and at least 75% of the meetings of all committees on which he served. Our corporate governance guidelines provide that directors are expected to spend the time and effort necessary to properly fulfill his or her responsibilities, including regularly attending meetings of the board and committees on which he or she sits, with the understanding that on occasion a director may be unable to attend a meeting. A director who is unable to attend a meeting is expected to notify the chairperson of the board or the chairperson of the appropriate committee in advance of such meeting. Each director, other than Mr. Dale, attended the 2006 annual meeting of shareholders.

Communicating with the Board of Directors

Shareholders may communicate with the Board of Directors as a group, the chair of any committee of the Board of Directors or any individual director by directing the communication in writing in care of the Secretary at the address set forth on the front page of this Information Statement. All communications will be received and processed by the Secretary and the shareholder making such communications will receive a written acknowledgement from the Secretary of the receipt of the communication.

Communications are distributed to the board, or to any individual director as appropriate, depending on the facts and circumstances outlined in the communication. In that regard, the Board of Directors has requested that certain communications unrelated to the duties and responsibilities of the Board of Directors should be excluded, such as product complaints, inquiries, and suggestions or other ordinary business affairs suited to our management, resumes and other forms of job inquiries, surveys, and business solicitations or advertisements. In addition, material that is unduly hostile, threatening, illegal or similarly unsuitable will be excluded.

Code of Conduct and Ethics

We have adopted a “code of ethics” that applies to all our directors, officers and employees, including our chief executive officer and our chief financial and accounting officer. This code of ethics is included in our Code of Ethics and Business Conduct, which is available on our website, www.enpathmedical.com, by following the link for “Investors” and then “Company Leadership.” In addition, we intend to post on our website all disclosures that are required by law or the listing standards of The Nasdaq Stock Market concerning any amendments to, or waivers from, any provision of the code of conduct and ethics.

EXECUTIVE OFFICERS

Set forth below is biographical and other information on our current executive officers. Information about John C. Hertig, our Chief Executive Officer, may be found under the heading “Board of Directors.”

Scott P. Youngstrom, age 47, was appointed Vice President and Chief Financial Officer in July 2006. Prior to joining Enpath, Mr. Youngstrom served as Vice President and Chief Financial Officer of Compex Technologies, Inc., a publicly traded company engaged in electronic muscle stimulation devices until it was acquired in March 2006. Prior to joining Compex Technologies in 2002, Mr. Youngstrom served as Vice President and Chief Financial Officer of Acist Medical Systems, Inc., a privately held Twin Cities based medical device company engaged in the manufacture and marketing of cardiovascular devices. Mr. Youngstrom also held financial positions with Cardiotronics Systems, Inc. and Alaris Medical. Mr. Youngstrom started his career with Price Waterhouse Coopers and is a Certified Public Accountant. He holds an accounting degree from the University of Northern Iowa.

Mark C. Kraus, age 43, was appointed Vice President and General Manager of the Introducer product line in February 2006. Mr. Kraus has been with us since February 1992. He was elected Vice President of Operations in January 1998, was named Vice President and General Manager of the Percutaneous Delivery Solutions Division in January 1999, was named Executive Vice President and Chief Operating Officer in February 2002, was named President of the Delivery Systems Division in October 2003 and was named Executive Vice President and Chief Technology Officer in February 2005. Prior to that, he served as Director of Manufacturing from July 1996; Manufacturing Manager of the Gynecology Division from January 1995; Manufacturing Manager of the Percutaneous Delivery Solutions Division from November 1992; and Sales Engineer from February 1992. Mr. Kraus also held manufacturing engineering positions with GV Medical, Inc. and Honeywell, Inc. from 1987 to 1992.

Steven D. Mogensen, age 44, was appointed Vice President of Sales and Marketing in July 2006. Mr. Mogensen joined us in February 2006 and was appointed Vice President of Sales and Programs. From February 2003 to February 2006, Mr. Mogensen was President and co-founder of a privately held diagnostic imaging company. Mr. Mogensen also served as Vice President of Marketing and Sales, New Product Introductions for all MedSource Technologies divisions from April 1999 to February 2003. Mr. Mogensen also held a variety of sales and marketing positions in his 12-year tenure with Smiths Medical from September 1987 to April 1999.

Michael P. Winegar, age 46, was appointed Vice President of Quality Assurance and Regulatory Affairs in December 2006. Prior to this appointment, Mr. Winegar was employed by us as a Vice President since July 2006. From August 2005 until he joined Enpath Medical, Mr. Winegar was an independent consultant, providing guidance and support to medical device manufacturers in the areas of regulatory affairs, quality assurance, clinical research, and microbiology. From January 2002 to August 2005, Mr. Winegar was employed at ev3 (f/k/a Vertomed) where he held various positions, including Director of Regulatory Affairs, Vice President of International Regulatory Affairs, and, most recently, Vice President of Regulatory Affairs, Quality Assurance, and Clinical Research.

F. Anthony Headley Jr., age 40, was appointed Vice President & General Manager for Enpath’s stimulation leads and advanced steerable catheter product lines in April, 2007. Most recently, Mr. Headley served as Director of Research and Development at Boston Scientific Corporation and oversaw the Endoscopy Division’s Advanced Stenting product lines including the development of the WallFlex™ stent platform for a variety of gastrointestinal applications. Prior to Mr. Headley’s experience at Boston Scientific Corporation, he held positions at Parvacure Medical, Auxis Inc., and Boston Scientific—Symbiosis where he served as Engineering & Operations Manager for the Radial Jaw™ biopsy forceps products. Mr. Headley earned his Bachelor of Science in Mechanical Engineering and his Masters of Science in Mechanical Engineering from Georgia Institute of Technology.

Michael D. Erdmann, age 46, was appointed Secretary in October 2003. He has served as our Controller since January 1996. Prior to joining us, Mr. Erdmann served in a variety of roles from 1985 to 1996 including Vice President of Operations for IPC Corporation for one year, as Controller for AudioScience, Inc. for five years, as Vice President of Operations for HiTech Companies for three years and as Cost Accountant for Empi, Inc. for two years. Mr. Erdmann is a Certified Public Accountant but does not currently hold an active license to practice. He graduated from the University of Wisconsin-Eau Claire with a degree in accounting and business administration.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following discussion and analysis describes our compensation objectives and policies as applied to the following Named Executive Officers (the “Executive Officers”):

•	John C. Hertig, our Chief Executive Officer

•	Scott P. Youngstrom, our Chief Financial Officer

•	James D. Hartman, our former Chief Executive Officer and our former Chief Financial Officer

•	Mark C. Kraus, our Vice President & General Manager

•	Steven D. Mogensen, our Vice President of Sales & Marketing

•	Michael D. Erdmann, our Controller & Secretary

•	James M. Reed, our former Vice President and General Manager

•	David A. Grenz, our former Vice President and General Manager

Effective December 12, 2006, the Board of Directors reassigned Messrs. Reed and Grenz from their positions as Vice President and General Manager and in connection with such change in duties, determined that neither Mr. Reed nor Mr. Grenz was an “executive officer” within the meaning of Item 401(b) of Regulation S-K of the Securities Act of 1933, as amended. After December 12, 2006, each of Messrs. Reed and Grenz continue to serve in other capacities with our company.

This section is intended to provide a framework within which to understand the actual compensation awarded to, earned or held by each Executive Officer during 2006, as reported in the compensation tables and accompanying narrative sections appearing in this Information Statement.

Executive Compensation Philosophy and Objectives of Compensation Program

Our philosophy with respect to the compensation of Executive Officers is based upon the following principles established by the Compensation Committee:

•	executive base compensation levels should be established by comparison of job responsibility to similar positions in comparable companies and be adequate to retain highly-qualified personnel; and

•	variable compensation should be established to provide incentive to improve performance and shareholder value.

All of our compensation programs are designed to attract and retain key employees, motivating them to achieve and rewarding them for superior performance. Our programs are geared to short and longer-term performance with the goal of increasing shareholder value over the long term. Executive compensation programs impact all employees by setting general levels of compensation and helping to create an environment of goals, rewards and expectations. Because we believe the performance of every employee is important to our success, we are mindful of the effect of executive compensation and incentive programs on all of our employees.

We believe that the compensation of our executives should reflect their success as a management team, rather than individuals, in attaining key operating objectives, such as growth of sales, growth of operating earnings and earnings per share and growth or maintenance of market share and long-term competitive advantage, and ultimately, in attaining an increased market price for our stock. We believe that the performance of the executives in managing our company, considered in light of general economic and specific company, industry and competitive conditions, should be the basis for determining their overall compensation. We also believe that their compensation should not be based on the short-term performance of our stock, whether favorable or unfavorable, but rather that the price of our stock will, in the long-term, reflect our operating performance, and ultimately, the management of the company by our executives. We seek to have the long-term performance of our stock reflected in executive compensation through our stock option and other equity incentive programs.

Overview of Compensation Process

Elements of In-Service Compensation and Relationship to Objectives

Elements of compensation for the Executive Officers while serving with us include:

•	annual compensation, consisting primarily of base salary;

•	long-term cash incentive compensation under the two cash bonus plans in which the Executive Officers may participate; and

•	long-term equity incentive compensation, historically in the form of stock options awards.

We also provide the Executive Officers with other benefits available to our employees generally, such as health, life, dental and disability insurance and participation in a 401(k) Plan.

Determining Executive Compensation and Design of Compensation Programs

At the beginning of each fiscal year, it has been the practice of our Compensation Committee to review all the elements of each executive officer’s total compensation and compare the compensation of the executive officers with the compensation of officers performing comparable functions in peer group comparison group. Based upon this analysis, base salaries for our executive officers are set at the regularly scheduled February meeting of our Compensation Committee. At this meeting, our Compensation Committee also approves and adopts the salaried employee bonus plan and the executive bonus plan for the new fiscal year and typically grants additional stock options to all of our executive officers.

In determining base salary for 2006, the Compensation Committee continued its historical policy of internal pay equity. It is not our policy to pay our executive officers at the highest level relative to their peers but rather to set base salaries on a basis relative to the other members of our senior management team. We believe that this gives us the opportunity to attract and retain talented managerial employees both at the senior executive level and below. The Compensation Committee also reviewed the following factors to determine the salary for the Executive Officers for 2006 and the overall compensation to pay each Executive Officer:

•	Performance against corporate and individual objectives for the previous year,

•	Difficulty of achieving desired results in the coming year,

•	Value of their unique skills and capabilities to support long-term performance of the company,

•	Performance of their general management responsibilities, and

•	Contribution as a member of the executive management team.

Using the above factors, the Compensation Committee determined the base salaries of Messrs. Kraus, Erdmann, Grenz and Reed on February 16, 2006. The base salaries of Messrs. Hertig, Youngstrom and Mogensen, each of whom was hired in 2006, was set at the time of hiring by the Compensation Committee using the same factors noted above.

Consistent with its overall compensation philosophy, the Compensation Committee adopted the 2006 Salaried Employee Bonus Plan and the 2006 Executive Officer Bonus Plan, each of which is described below. In designing these plans, the Compensation Committee set two distinct goals under the 2006 Salaried Employee Bonus Plan, one related to individual performance against specific objectives and one related to financial performance of a product line or group. The Compensation Committee believes that two distinct goals provide for an appropriate balance between recognition of individual and product line/group performance. For the 2006 Executive Officer Bonus Plan, the Compensation Committee tied payouts under this plan to achievement of the maximum performance goals of all product lines and the corporate group. The design of the 2006 Executive Officer Bonus Plan is intended to reward superior performance of our business as a whole, to provide incentives to each Executive Officer for superior company-wide and not just product or group specific performance, to foster cohesion among all of our employees and recognition of contribution of employees at all levels, and to ensure that additional bonuses will be paid to the Executive Officers only if our overall financial performance goals are met and all other non-executive employees receive the maximum bonus amounts under the 2006 Salaried Employee Bonus Plan.

Our policy for allocating between long-term and currently paid compensation is to ensure adequate base compensation to attract and retain executive officers, while providing incentives to maximize long-term value for our company and our shareholders. Our bonus compensation package for fiscal 2006 ranged from 15% to 31% of total cash compensation.

Role of Management

In setting base salaries, our Chief Executive Officer makes compensation recommendations to the Compensation Committee with respect to the executive officers who report to him. Such executive officers are not present at the time of these deliberations. For fiscal year 2006, the Compensation Committee reviewed Mr. Hartman’s recommendations with respect to the salary compensation of our Executive Officers.

Use of Compensation Consultant

Under the Compensation Committee’s charter, the Committee has the authority to retain, at our expense, such independent counsel or other advisers as it deems necessary to carry out its responsibilities. In fiscal year 2006, the Committee did not retain the services of any compensation consultant. Instead, the Compensation Committee uses various surveys of executive compensation for companies of a similar size in comparable industries as a basis for determining competitive levels of cash compensation.

Accounting and Tax Considerations

Our stock option grant policies have been impacted by the implementation of SFAS No. 123R, which we adopted in the first quarter of fiscal year 2006. Under this accounting pronouncement, we were required to value unvested stock options granted prior to our adoption of SFAS 123R under the fair value method and expense those amounts in the income statement over the stock option’s remaining vesting period. We ceased issuing stock option grants to all hourly and salary employees as of December 31, 2005. On April 28, 2005, our Board of Directors took action to accelerate vesting of all outstanding employee stock options to eliminate approximately $1.3 million in compensation expense that the Company otherwise would have incurred over four years beginning in 2006, upon the adoption of SFAS No. 123R. As of that date, we had a total of 670,400 employee options outstanding, of which 214,000 were vested and 456,400 were unvested. We intend to make all future stock-based compensation grants to salaried non-officer employees in the form of restricted stock grants. Officers and non-employee directors will still receive option grants. In 2005, we also modified several existing non-employee director grants in anticipation of moving to a new non-employee director compensation program in 2006. We recorded $28,000 of compensation expense in 2005 as a result of these modifications.

We have structured our compensation program to comply with Internal Revenue Code Sections 162(m) and 409A. Under Section 162(m) of the Internal Revenue Code, a limitation was placed on tax deductions of any publicly-held corporation for individual compensation to certain executives of such corporation exceeding $1,000,000 in any taxable year, unless the compensation is performance-based. If an executive is entitled to nonqualified deferred compensation benefits that are subject to Section 409A, and such benefits do not comply with Section 409A, then the benefits are taxable in the first year they are not subject to a substantial risk of forfeiture. In such case, the Executive Officer is subject to regular federal income tax, interest and an additional federal income tax of 20% of the benefit includible in income. We have no individuals with non-performance based compensation paid in excess of the Internal Revenue Code Section 162(m) tax deduction limit.

Elements of Executive Compensation

Annual Compensation

Annual Base Salary

At its meeting in February 2006, the Compensation Committee approved increases to the base salaries of our Executive Officers effective for fiscal year 2006. The increases were based on market-related and internal equity adjustments, as well as the individual’s performance. It is the goal of our compensation committee to establish base salaries for our Executive Officers based on our operating performance relative to comparable peer companies over a three to five year period.

Perquisites

The Compensation Committee does not believe that personal benefits or perquisites (i.e. “perks”) are appropriate as a significant element of compensation for Executive Officers, particularly in light of recent developments with respect to corporate crime and abuse involving perquisites. Our executives are entitled to few benefits that are not otherwise available to all of our employees. In this regard it should be noted that we do not provide pension arrangements, post-retirement health coverage, or similar benefits for our executives or employees. In fiscal year 2006, we provided limited perquisites to certain of the Executive Officers, principally to Mr. Hertig for moving expenses associated with his relocation to the Twin Cities at the time he was hired as our Chief Executive Officer.

Employee Benefits

We provide a full range of benefits to the Executive Officers, including the medical, dental and disability coverage available to employees generally. We also sponsor a 401(k) Plan that allows employees, including Executive Officers, to make plan contributions on a pre-tax basis. We match 25% of an employee’s contribution, up to a maximum of 5% of the employee’s compensation. Matching contributions for all employees for the year ended December 31, 2006 were $126,807. Our Board of Directors may approve discretionary contributions to the Plan. No discretionary contribution has been made since the Plan’s inception.

Long-Term Incentive Compensation

Cash Incentive Compensation

Consistent with our compensation philosophy, on February 16, 2006, we adopted the 2006 Salaried Employee Bonus Plan under which employees, including Executive Officers (except for Mr. Hartman), were eligible to earn two bonus amounts, each of which was calculated as a percentage of their respective base salaries. Mr. Hartman was not eligible to participate in the 2006 Salaried Employee Bonus Plan because he retired as our Chief Executive Officer effective January 16, 2006.

One bonus under the 2006 Salaried Employee Bonus Plan allowed the Executive Officers to receive up to 3% of salary for completing specific individual objectives relating to the performance of the Executive Officer in his particular position, but only if we attained a minimum level of after-tax income in 2006. The individual objectives were established by the supervisor of the Executive Officer in consultation with the Executive Officer and the supervisor also reviewed the performance of the Executive Officer to determine achievement against the objectives. For this purpose, Mr. Youngstrom supervised the individual objectives of Mr. Erdmann, Mr. Hertig supervised the individual objectives of all other participating Executive Officers (other than himself), and the Board of Directors supervised Mr. Hertig’s individual objectives. Based upon the performance of the Executive Officers against his individual objectives, we awarded the Executive Officers the following dollar amounts under the 2006 Salaried Employee Bonus Plan, which represent the corresponding percentage of his base salary:

Name of Executive Officer	Amount Awarded under the 2006 Salaried Employee Bonus Plan for Achievement of Individual Objectives	Percentage of Salary of Award under the 2006 Salaried Employee Bonus Plan for Achievement of Individual Objectives
John C. Hertig	$4,500	2.40%
Scott P. Youngstrom(1)	2,625	3.00
Mark C. Kraus	5,430	3.00
Steven D. Mogensen	4,062	3.00
Michael D. Erdmann	3,420	2.85
James M. Reed	4,200	3.00
David A. Grenz	4,725	2.70

(1)	Mr. Youngstrom began serving as our Chief Financial Officer on July 1, 2006 and therefore, bonus amount represents partial year of service.

In addition to the 3% objective bonus, all employees, including Executive Officers, were eligible to earn a percentage of base salary based upon the financial contribution of their product line (or other group, for management, sales, marketing other corporate personnel) to our overall performance calculated as gross profit attributable to that product line less research and development expense. The financial contribution of the corporate group represented our overall financial performance less the contributions of all product lines. The following table shows the product line/group in which each Executive Officer participated and the maximum percentage of his respective base salary each Executive Officer was eligible to receive under this second component of the 2006 Salaried Employee Bonus Plan:

Name	Product Line/Group	Bonus as a Maximum Percentage of Base Salary under Product Line/Group Performance Component of 2006 Salaried Employee Bonus Plan
John C. Hertig	Corporate	18%
Scott P. Youngstrom	Corporate	15
Mark C. Kraus	Introducer	15
Steven D. Mogensen	Corporate	15
Michael D. Erdmann	Corporate	12
James M. Reed	Advanced Delivery Catheter	15
David A. Grenz	Stimulation Leads	15

The performance of a product line/group must meet specified minimum levels of contribution for any bonus amounts to be awarded to Executive Officers participating in that product line/group. For the stimulation leads product line, the minimum contribution was $1,282,000; for the introducer product line, the minimum contribution was $8,712,000; for the advanced delivery catheter product line, the minimum contribution was a loss of $2,939,000; and for the corporate group, the minimum contribution was $5,263,000. If a product line/group achieved the minimum contribution level, the Executive Officer participants in that product line/group would earn 25% of their maximum bonus amount. If a product line/group achieved more than the minimum level of contribution, the Executive Officer participants in that product line/group would receive a greater proportion of their maximum bonus amount. For the Executive Officers to receive the maximum bonus amounts, the contribution of the product line/group for 2006 was as follows: stimulation leads product line, approximately $1,700,000; introducer product line, approximately $10,000,000; advanced delivery catheter product line, a loss of less than $2,400,000; and for the corporate group, approximately $7,414,000.

For 2006, the stimulation leads product line and advanced delivery catheter product line did not achieve the minimum contribution specified under the 2006 Salaried Employee Bonus Plan. Therefore, Executive Officer participants in these product lines received no bonus under the second component of the 2006 Salaried Employee Bonus Plan. For 2006, the introducer product line achieved more than the maximum contribution amount specified under the 2006 Salaried Employee Bonus Plan. Therefore, Mark C. Kraus, the Executive Officer participant in the introducer product line, received a bonus of 15% of his base salary or $27,150 under the second component of the 2006 Salaried Employee Bonus Plan. For 2006, the corporate group achieved more than the minimum and less than the maximum contribution amount under the Salaried Employee Bonus Plan resulting in bonuses of 75.8% of the maximum bonus amount for Executive Officer participants in this group. Mr. Hertig, Mr. Youngstrom, Mr. Mogensen and Mr. Erdmann received $34,110, $9,949, $15,393 and $10,915, respectively, under the second component of the 2006 Salaried Employee Bonus Plan.

In addition, on February 16, 2006, we adopted the 2006 Executive Officer Bonus Plan in which Executive Officers (other than Mr. Hartman) were eligible to earn an additional 10% of their respective base salary if we achieved an amount of net income after taxes in excess of the amount that would result in the maximum bonus payout for each product line or group under the second component of the 2006 Salaried Employee Bonus Plan. Because the stimulation leads product line and advanced delivery catheter product line did not achieve the minimum contribution specified under the 2006 Salaried Employee Bonus Plan, the performance criteria for the 2006 Executive Officer Bonus Plan were not met and no Executive Officer received any bonus amounts under the 2006 Executive Officer Bonus Plan.

Equity Incentive Compensation

Our stock option program is the primary vehicle for offering long-term incentives and rewarding the Executive Officers. Because of the direct relationship between the value of an option and the market price of our Common Stock, we believe that granting stock options is the best method of motivating the Executive Officers to manage our company in a manner that is consistent with the interests of our company and our shareholders.

On February 2006, we granted options to executive officers in respect of performance in fiscal year 2005. For performance in fiscal year 2006, we granted stock options to our executive officers in February 2007. For 2006, all stock options granted to the Executive Officers were granted under 1999 Incentive Stock Option Plan. The stock option awards granted in February 2006 to Messrs. Kraus, Erdmann, Reed and Grenz were granted in accordance with our historical practice in connection with the review of the individual performance of these Executive Officers. The stock option awards granted in 2006 to Messrs. Hertig, Youngstrom and Mogensen were granted in connection with their hiring to provide long-term incentives for achievement over the five-year term of the option and to remain employed with our company over the five-year vesting schedule of the option. The stock option grant to Messrs. Hertig, Youngstrom and Mogensen in connection with their hiring was a larger, one-time grant intended to attract these executive officers to our company. The Compensation Committee intends future stock option awards to Messrs. Hertig, Youngstrom and Mogensen would be smaller in terms of number of shares and granted in connection with our review of their individual performance in the prior year, in accordance with our historical practice.

Because of the evolution of regulatory, tax and accounting treatment of equity incentive programs, we have utilized other forms of equity awards as incentive compensation for certain of our non-executive officer employees. We continue to review different types of equity compensation to determine the most effective way to reward our executive officers for, and motivate them toward, superior performance.

Summary Compensation Table

The following table shows information concerning compensation earned for services in all capacities during the fiscal year for (i) John C. Hertig and James D. Hartman, who each served as our Chief Executive Officer in 2006; (ii) Scott P. Youngstrom and James D. Hartman, who each served as our Chief Financial Officer in 2006 and (iii) the three other most highly compensated executive officers of our company, and two former executive officers of our company that would have been in the three other most highly compensated executive officers of our company except that he was not serving as an executive officer at year-end (together referred to as our “Named Executive Officers”).

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	Change in Pension Value and Nonquali- fied Deferred Compensation Earnings ($)	All Other Compensation ($)(3)	Total ($)
John C. Hertig(4) Chief Executive Officer	2006	$245,192	0	0	$597,298	$38,610	0	$31,063	$912,163

Scott P. Youngstrom(5) Chief Financial Officer	2006	84,135	0	0	138,966	12,574	0	1,118	236,793

James D. Hartman(6) Chief Executive Officer Chief Financial Officer	2006	128,539	0	0	0	0	0	14,276	142,815

Mark C. Kraus Vice President & General Manager	2006	180,279	0	0	63,036	32,580	0	6,632	282,527

Steven D. Mogensen Vice President of Sales & Marketing	2006	135,385	0	0	123,557	19,455	0	1,577	279,974

Michael D. Erdmann Controller & Secretary	2006	119,904	0	0	25,214	14,335	0	1,780	161,233

James M. Reed(7) Vice President and General Manager	2006	138,654	0	0	75,643	4,200	0	2,076	220,573

David A. Grenz(7) Vice President and General Manager	2006	168,269	0	0	94,554	4,725	0	1,523	269,071

(1)	Values expressed represent the gross compensation cost to be recognized by our company for equity awards granted in 2006 as determined pursuant to Statement of Financial Accounting Standards No. 123R, Share-Based Payment (“SFAS 123(R)”) utilizing the assumptions discussed in Note 8, “Shareholders Equity,” in the notes to consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2006.
(2)	Represents bonuses paid to the Named Executive Officers under our 2006 Salaried Employee Bonus Plan and our 2006 Executive Officer Bonus Plan, which are reported for the year in which the related services were performed.
(3)	For Messrs. Youngstrom, Mogensen, Erdmann, Reed and Grenz, amounts consist of matching contribution to our 401(k) plan. For Messrs. Hertig, Hartman and Kraus, consists of the following amounts: Mr. Hertig, $25,000 moving allowance, $350 airline club membership, $1,952 insurance premium for continuing coverage, $1,540 of taxable personal auto usage, and $2,221 of matching contribution to our 401(k) plan; Mr. Hartman, $10,750 of accrued vacation pay, $1,731 of taxable personal auto usage and $1,795 of matching contribution to our 401(k) plan; and Mr. Kraus, $3,900 of taxable personal auto usage and $2,732 of matching contribution to our 401(k) plan.
(4)	Mr. Hertig began serving as our Chief Executive Officer on January 15, 2006 and therefore, 2006 represents partial year of service.
(5)	Mr. Youngstrom began serving as our Chief Financial Officer on July 1, 2006 and therefore, 2006 represents partial year of service.
(6)	Mr. Hartman served as Chief Executive Officer through January 15, 2006. Mr. Hartman also served as Chief Financial Officer from January 1, 2006 through June 30, 2006.
(7)	Effective December 12, 2006, the Board of Directors reassigned Messrs. Reed and Grenz from their positions as Vice President and General Manager and in connection with such change in duties, determined that neither Mr. Reed nor Mr. Grenz was an “executive officer” within the meaning of Item 401(b) of Regulation S-K of the Securities Act of 1933, as amended.

Grants Of Plan-Based Awards in 2006

The following table sets forth certain information concerning plan-based awards granted to the Named Executive Officers during the fiscal year ended December 31, 2006.

	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards
Name		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Securities Underlying Options (#)	All Other Option Awards: Number of Securities Underlying Options (#)(2)	Exercise or Base Price of Option Awards ($/Sh)(2)	Closing Price of Stock on Grant Date	Grant Date Fair Value of Option Awards ($)(3)
John C. Hertig	01/16/06	—	—	—	—	—	—	—	25,000	$7.70	$8.90	$159,023
John C. Hertig	01/16/06	—	—	—	—	—	—	—	25,000	9.00	8.90	153,370
John C. Hertig	01/16/06	—	—	—	—	—	—	—	25,000	11.00	8.90	145,755
John C. Hertig	01/16/06	—	—	—	—	—	—	—	25,000	13.00	8.90	139,150
John C. Hertig	02/16/06	$4,500	$18,750	$77,500	—	—	—	—	—	—	—	—
Scott P. Youngstrom	07/01/06	—	—	—	—	—	—	—	20,000	11.38	11.38	138,966
Scott P. Youngstrom	02/16/06	2,625	5,906	24,500	—	—	—	—	—	—	—	—
James D. Hartman	05/04/06	—	—	—	—	—	—	—	5,000	11.11	11.11	34,930
Mark C. Kraus	02/16/06	—	—	—	—	—	—	—	10,000	9.18	9.18	63,036
Mark C. Kraus	02/16/06	5,430	12,218	50,680	—	—	—	—	—	—	—	—
Steven D. Mogensen	02/16/06	—	—	—	—	—	—	—	15,000	9.18	9.18	88,785
Steven D. Mogensen	02/16/06	4,062	9,139	37,908	—	—	—	—	—	—	—	—
Steven D. Mogensen	07/27/06	—	—	—	—	—	—	—	5,000	11.39	11.39	34,772
Michael D. Erdmann	02/16/06	—	—	—	—	—	—	—	4,000	9.18	9.18	25,214
Michael D. Erdmann	02/16/06	3,420	7,200	18,000	—	—	—	—	—	—	—	—
James M. Reed	02/16/06	—	—	—	—	—	—	—	12,000	9.18	9.18	75,643
James M. Reed	02/16/06	4,200	9,450	39,200	—	—	—	—	—	—	—	—
David A. Grenz	02/16/06	—	—	—	—	—	—	—	15,000	9.18	9.18	94,554
David A. Grenz	02/16/06	4,725	11,813	49,000	—	—	—	—	—	—	—	—

(1)	Represents bonuses that may have been earned by the Named Executive Officers under our 2006 Salaried Employee Bonus Plan and our 2006 Executive Officer Bonus Plan. For the actual bonus amounts earned and paid under these plans, please see the Summary Compensation Table column entitled “Non-Equity Incentive Plan Compensation.” For explanation of these plans, refer to the description under the heading of Compensation Discussion and Analysis entitled “Long-Term Incentive Compensation – Cash Incentive Compensation.” In this column, the threshold amount represents only awards for achievement of the individual objectives under the 2006 Salaried Employee Bonus Plan and no awards for achievement of the product line or group objectives under the 2006 Salaried Employee Bonus Plan or awards under the 2006 Executive Officer Bonus Plan. The target amount represents awards for achievement of the individual objectives and the achievement of the minimum amount for each Named Executive Officer’s product line or group under the 2006 Salaried Employee Bonus Plan, but no awards under the 2006 Executive Officer Bonus Plan. The maximum amount represents the maximum bonus amounts under both the 2006 Salaried Employee Bonus Plan and the 2006 Executive Officer Bonus Plan.
(2)	Options vest and become exercisable in five equal annual installments of 20% of the shares underlying the option grant beginning on the first anniversary date of grant.
(3)	The exercise price of options granted to Mr. Hertig on January 16, 2006 is not the closing sales price as reported by the Nasdaq Stock Market on that date, which was $8.90 per share. The exercise price was determined based upon negotiations between us and Mr. Hertig prior to the date of grant. The $7.70 exercise price was the closing price of our stock on the day we presented our proposal to Mr. Hertig in November 2005. The $9.00, $11.00 and $13.00 exercise prices, were higher than the closing price of our Common Stock and this higher price was intended to reflect a value not represented in the price of our stock at that time that we believed was attributable to future growth opportunities inherent in our investments in research and development over the prior two years. We also intended that Mr. Hertig would be able to realize value from the stock options with the $9.00, $11.00 and $13.00 exercise price only if there was meaningful price appreciation in our stock over the price on the date of the offer.
(4)	Values expressed represent the gross compensation cost to be recognized by our company for equity awards granted in 2006 as determined pursuant to SFAS 123(R) utilizing the assumptions discussed in Note 8, “Shareholders Equity,” in the notes to consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2006.

Outstanding Equity Awards At Fiscal Year-End

The following table sets forth certain information concerning equity awards outstanding to the Named Executive Officers at December 31, 2006.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date (2)	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
John C. Hertig	0 0 0 0	25,000 25,000 25,000 25,000	— — — —	$7.700 9.000 11.000 13.000	01/16/12 01/16/12 01/16/12 01/16/12	— — — —	— — — —	— — — —	— — — —

Scott P. Youngstrom	0	20,000	—	11.380	07/01/12	—	—	—	—

James D. Hartman	15,000 15,000 15,000 20,000 4,000 6,000 5,000	0 0 0 0 0 0 0	— — — — — — —	4.625 14.790 7.330 13.600 8.520 8.520 11.110	02/05/07 02/11/08 02/13/09 02/12/10 02/16/11 02/16/11 05/04/12	— — — — — — —	— — — — — — —	— — — — — — —	— — — — — — —

Mark C. Kraus	10,000 15,000 15,000 10,000 15,000 0	0 0 0 0 0 10,000	— — — — — —	4.625 14.790 7.330 13.600 8.520 9.180	02/05/07 02/11/08 02/13/09 02/12/10 02/16/11 02/16/12	— — — — — —	— — — — — —	— — — — — —	— — — — — —

Steven D. Mogensen	0 0	15,000 5,000	— —	9.180 11.390	02/16/12 07/27/12	— —	— —	— —	— —

Michael D. Erdmann	5,000 5,000 4,000 5,000 4,000 0	0 0 0 0 0 4,000	— — — — — —	4.625 14.790 7.330 13.600 8.520 9.180	02/05/07 02/11/08 02/13/09 02/12/10 02/16/11 02/16/12	— — — — — —	— — — — — —	— — — — — —	— — — — — —

James M. Reed	8,000 4,000 3,000 3,000 0	0 0 0 0 12,000	— — — — —	8.670 7.330 13.600 8.520 9.180	04/29/08 02/13/09 02/12/10 02/16/11 02/16/12	— — — — —	— — — — —	— — — — —	— — — — —

David A. Grenz	0	15,000	—	9.180	02/16/12	—	—	—	—

(1)	Options vest and become exercisable in five equal annual installments of 20% of the shares underlying the option grant beginning on the first anniversary date of grant.
(2)	The expiration date of each option occurs six years after the data of grant of each option.

2006 Options Exercises and Stock Vested

The following table sets forth certain information concerning options exercised during fiscal 2006 for the Named Executive Officers. Other than stock options, the Named Executive Officers held no other equity compensation awards outstanding during fiscal year 2006.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
John C. Hertig	—	—	—	—
Scott P. Youngstrom	—	—	—	—
James D. Hartman	50,530	$373,761	—	—
Mark C. Kraus	34,375	$280,706	—	—
Steven D. Mogensen	—	—	—	—
Michael D. Erdmann	10,000	$77,000	—	—
James M. Reed	—	—	—	—
David A. Grenz	—	—	—	—

(1)	Represents the difference between the exercise price and the fair market value of the Common Stock on the date of exercise.

Equity Granting Process

Stock awards to our executive officers and other key salaried employees are typically granted annually in conjunction with the review of the individual performance of our executive officers. This review takes place at the regularly scheduled meeting of the Compensation Committee, which is held in conjunction with the regular quarterly meeting of our Board of Directors in February. Stock options are also granted in connection with the appointment of new executive officers, with the option grant effective as of the first day of employment. These regular and new-hire grants of stock options are approved in advance by the Compensation Committee or the Board of Directors. The Compensation Committee’s policy is to grant all equity awards under shareholder approved equity compensation plans, such as our 1999 Incentive Stock Option Plan.

Stock options are granted to our non-employee directors on the first Monday following the date of our annual meeting of shareholders, in accordance with the terms of our 1999 Non-Employee Director and Medical Advisory Board Plan. In light of the pending transaction with Greatbatch, the Company’s Board of Directors determined not to grant the options that otherwise would have been granted to non-employee directors following the Company’s 2007 annual meeting of shareholders.

Restricted stock awards are granted to newly-hired salaried employees 90 days after their date of hire. In order to facilitate the on-going restricted stock grants practice, the board has authorized the Chief Executive Officer or Chief Financial Officer to make awards of restricted stock for up to $15,000 in value to each newly-hired salaried non-executive officer employee, to be ratified at the next available board of directors meeting.

Our policy is that the exercise price of all stock options and restricted stock grants is set at the closing price of our Common Stock as reported by The Nasdaq Stock Market as of the date of grant. In certain limited circumstances typically resulting from negotiations between us and a new executive officer, we may grant stock options with exercise prices other than the closing price as reported by The Nasdaq Stock Market.

Description of Employment Agreements

On December 12, 2006, the Compensation Committee and Board of Directors authorized the Company to enter into an employment agreement with each of the following Named Executive Officers: John C. Hertig, Scott P. Youngstrom, Steven D. Mogensen, Mark C. Kraus, and Michael D. Erdmann, as well as David A. Grenz and James M. Reed. The agreements with Mr. Grenz and Mr. Reed were entered into at a time when they were no longer executive officers of Enpath. Each employment agreement contains provisions relating to confidentiality, non-compete and assignment of inventions, as well as resolution of disputes through arbitration. Each of the employment agreements incorporates the following definitions of “change in control,” “cause” and “good reason,” where the term the “Company” refers to Enpath Medical, Inc. and the term the “Executive” refers to the executive officer party to the employment agreement.

Change in Control. “Change in Control” means:

(a)	any “person” as such term is used in Section 13(d) and 4(d) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), together with all Affiliates and Associates (as defined below) (collectively, the “Acquiring Person”) is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly of securities representing 50% or more of the combined voting power of the Company’s then outstanding securities, but will not include:

i.	the Company,

ii.	any subsidiary of the Company or

iii.	any employee benefit plan of the Company or of any subsidiary of the Company or any entity holding shares of common stock of the Company organized, appointed or established for, or pursuant to the terms of, any such plan;

(b)	during any period of two consecutive years (not including any period ending prior to the Commencement Date of this Agreement), the Continuing Directors (as defined below) cease to constitute a majority of the Company’s Board of Directors;

(c)	consummation of a merger or consolidation of the Company with any other entity, other than:

i.	a merger or consolidation that:

A)	results in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the merged or consolidated entity) 50% or more of the combined voting power of the voting securities of the resulting entity outstanding immediately after such merger or consolidation, and

B)	at least a majority of the members of the board of directors of the resulting entity were Continuing Directors at the time of the action of the Board of Directors of the Company approving the merger or consolidation; or

ii.	a merger or consolidation effected to implement a recapitalization of the Company or similar transaction in which no Acquiring Person is or becomes the “beneficial owner,” directly or indirectly of more than 50% of the combined voting power of the Company’s then outstanding securities; or

(d)

consummation of the sale or disposition by the Company of all or substantially all of its assets. “The sale or disposition by the Company of all or substantially all of its assets” means a sale or other disposition transaction or series of related transactions involving assets of the Company or of any Company Affiliate (including the stock of any direct or indirect subsidiary of the Company) in which the value of the assets or stock being sold or otherwise disposed of (as measured by the purchase price being paid therefor or by such other method as the Board of Directors of the Company determines is appropriate in a case where there is no readily ascertainable purchase price) constitutes more than 50% of the fair market value of the Company. For purposes of the preceding sentence, the “fair market value of the Company” will be the aggregate market value of the Company’s outstanding common stock (on a fully diluted basis) plus the aggregate market value of the Company’s other outstanding equity securities plus the total of all debt outstanding. The aggregate market value of the Company’s common stock will be determined by multiplying the number of shares of the Company’s common stock (on a fully diluted basis) outstanding on the date of the execution and delivery of a definitive agreement (“Transaction Date”) with respect to the sale or disposition by the Company of all or substantially all of the Company’s assets by the average closing price for the Company’s common stock for the ten trading days immediately preceding the Transaction Date. The aggregate market value of any other equity securities of the Company will be determined in a manner similar to that prescribed in the immediately preceding sentence for determining the aggregate market value of the Company’s common stock or by such other method as the Board of Directors of the Company determines is appropriate; or

(e)	approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.

Continuing Director. “Continuing Director” means any person who is a member of the Company’s Board, who is not an Acquiring Person or an Affiliate or Associate (as defined below) of an Acquiring Person, or a representative of an Acquiring Person or of any such Affiliate or Associate, and who:

(a)	was a member of the Board on the Commencement Date of this Agreement, or

(b)	subsequently becomes a member of the Board, if such person’s initial nomination for election or initial election to the Board is recommended or approved by at least two thirds of the Continuing Directors.

Affiliate. “Affiliate” and “Associate” has the respective meanings ascribed to such terms in Rule 12b-2 promulgated under the Exchange Act.

Cause. For purposes of this Agreement, “Cause” means:

(a)	the willful and continued failure by the Executive (other than any such failure resulting from: (i) the Executive’s incapacity due to physical or mental illness, (ii) any such actual or anticipated failure after the issuance of a Notice of Termination by the Executive for Good Reason or (iii) the Company’s active or passive obstruction of the performance of the Executive’s duties and responsibilities) to perform substantially the duties and responsibilities of the Executive’s position with the Company after a written demand for substantial performance is delivered to the Executive by the Board, which demand specifically identifies the manner in which the Board believes that the Executive has not substantially performed the duties or responsibilities;

(b)	the conviction of the Executive by a court of competent jurisdiction for felony criminal conduct which, in the good faith opinion of the Company, would impair the Executive’s ability to perform his or her duties or impair the business reputation of the Company; or

(c)	the willful engaging by the Executive in fraud or dishonesty that is demonstrably and materially injurious to the Company, monetarily or otherwise.

No act, or failure to act, on the Executive’s part will be deemed “willful” unless committed, or omitted by the Executive in bad faith and without reasonable belief that the Executive’s act or failure to act was in the best interest of the Company and the Executive will have either failed to correct, or failed to take all reasonable steps to correct, such act or failure to act within sixty (60) days from the Executive’s receipt of written notice from the Company demanding that the Executive take such action.

Good Reason. “Good Reason” will exist in the event that the Company, without the Executive’s written consent:

(a)	institutes a material adverse change in the Executive’s title or in the duties assigned to the Executive (except for any diminution that occurs solely as a result of the fact that the Company ceases to be a public company);

(b)	requires the Executive to relocate the Executive’s principal residence to a location outside of a reasonable commuting distance from the Twin Cities metropolitan area;

(c)	reduces the Executive’s Annual Base Salary below the amount in effect immediately prior to the Change in Control;

(d)	materially reduces the aggregate monetary value of the Executive’s participation in, or payment or benefit under all incentive plans (other than equity plans), benefit plans, arrangements and perquisites, from the aggregate monetary value of those plans, arrangements or perquisites that were in effect immediately prior to the Change in Control;

(e)	substantially fails to comply with the provisions of Article 2 hereof; provided, however, that an unintentional failure to comply or a failure to comply that results from administrative oversight will not give rise to Good Reason, if such failure is promptly corrected; or

(f)	the failure of the Company to obtain the assumption of this Agreement by the acquirer of substantially all the assets of the Company in a transaction that constitutes a Change in Control.

Disability. “Disability” means any medically determinable physical or mental impairment of the Executive that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months that either: (a) renders the Executive unable to engage in any substantial gainful activity; or (b) results in the Executive receiving income replacement benefits for a period of not less than 3 months under an accident and health plan covering employees of the Company.

Hertig Agreement

Under our employment agreement with Mr. Hertig, he will serve as our President and Chief Executive Officer for a base salary of $250,000, subject to adjustment by us consistent with our practices. Mr. Hertig is also eligible to participate in our incentive compensation plans and employee benefits offered generally to our employees. The employment agreement continues in effect through December 31, 2008 and will automatically be extended for successive one-year periods unless either party provides written notice to the other no later than the September 30 prior to the expiration date of the Agreement. However, if a change in control (as defined in the agreement) has occurred, the employment agreement with Mr. Hertig will continue in effect for a period of the later of 12 months from (i) the date of a change in control, (ii) if an event triggering severance payment obligations has occurred, until benefits payable to Mr. Hertig have been paid in full, or (iii) the date Mr. Hertig enters into new employment agreement with us or our successor. If the employment agreement terminates prior to its expiration by Mr. Hertig’s death or disability, we will pay Mr. Hertig any amounts due through the date of termination, as well as other unpaid and prorata amounts.

If Mr. Hertig’s employment is terminated other than for cause prior to a change in control, we will pay Mr. Hertig his base salary through the date of termination of his employment and if the termination occurs after June 30 of any year, the annual incentive bonus for that year at the target performance level prorated for the number of days worked in the bonus period. We will also continue Mr. Hertig’s base salary for a period of 26 weeks or until the end of the term of the employment agreement, whichever occurs first, in accordance with our regular payroll practices and pay Mr. Hertig any amount to which he is entitled under the terms of any benefit plan in which he participates. If Mr. Hertig resigns before a change in control or after a change in control resigns without good reason, we will pay Mr. Hertig his base salary through the date of termination of his employment and any amount to which he is entitled under the terms of any benefit plan in which he participates.

If a change in control occurs and during the 12-month period following the change in control, we terminate Mr. Hertig’s employment with us without cause or he terminates his employment for a good reason, we will pay Mr. Hertig his base salary through the date of termination of his employment, the annual incentive bonus for that year at the target performance level prorated for the number of days worked in the bonus period, a severance payment equal to his annual base salary in effect as of the date of termination and any amount to which he is entitled under the terms of any benefit plan in which he participates. The severance amount must be paid in cash in a single sum within 30 days of the day of termination of his employment. We also have the right to delay payment of certain deferred compensation payments to Mr. Hertig under Section 409A of the Internal Revenue Code to the 181st day following Mr. Hertig’s separation from service.

Other NEO Employment Agreements

On December 12, 2006, we also approved employment agreements with Scott P. Youngstrom, Steven D. Mogensen, Mark C. Kraus, and Michael D. Erdmann that are substantially similar to our employment agreement with Mr. Hertig except with respect to title, annual base salary, the number of weeks of salary continuation in the event of termination by us of the executive officers’ employment other than for cause prior to a change in control and the amount of severance payments in the event of termination of the executive officers’ employment after a change in control by us other than for cause or by the executive officer other than for good reason. Additionally, the employment agreements of Messrs. Scott P. Youngstrom, Steven D. Mogensen, Mark C. Kraus, and Michael D. Erdmann do not provide for a payment of a prorated portion of the annual incentive bonus prior to a change of control. The following table summarizes the differences between the employment agreements:

Named Executive Officer	Title	Annual Base Salary	Salary Continuation Benefit for Termination by Us Other than For Cause Prior to Change of Control	Severance Payment for Termination by Us Other than For Cause or Resignation by Executive Officer Within 12 Months of Change in Control
John C. Hertig	President and Chief Executive Officer	$250,000	26 weeks or until the end of the term of the employment agreement, whichever occurs first	equal to annual base salary

Scott P. Youngstrom	Vice-President of Finance and Chief Financial Officer	$175,000	the greater of 17 weeks or two weeks for each completed whole year of employment from the date of hire through the date of termination	equal to 26 weeks annual base salary

Steven D. Mogensen	Vice President of Sales and Marketing	$160,000	the greater of 17 weeks or two weeks for each completed whole year of employment from the date of hire through the date of termination	equal to 26 weeks annual base salary

Mark C. Kraus	Vice President and General Manager	$181,000	the greater of 30 weeks or two weeks for each completed whole year of employment from the date of hire through the date of termination	equal to 39 weeks annual base salary

Michael D. Erdmann	Corporate Controller	$120,000	the greater of 13 weeks or two weeks for each completed whole year of employment from the date of hire through the date of termination	equal to the greater of 17 weeks annual base salary or two weeks for each completed whole year of employment from the date of hire through the date of termination

Hartman Employment Arrangement

We do not have a written employment agreement with Mr. Hartman, who also serves as the chairman of our board for which he is separately compensated. Our employment arrangement with Mr. Hartman began after the termination of his services as our Chief Financial Officer with the appointment of Scott P. Youngstrom effective July 1, 2006. Under this arrangement, Mr. Hartman serves as an employee at will and receives compensation in the form of continuing health and dental insurance benefits on the same basis as salaried employees. Mr. Hartman does not accrue any vacation or participate in our 401(k) Plan. Because he is continuing as an employee of our company, Mr. Hartman’s stock options continue to vest and will expire on the same basis as set forth in the respective option agreements evidencing these awards. In exchange for these benefits, Mr. Hartman will make himself available for special projects requested by the Chief Executive Officer from time to time, for which Mr. Hartman will be separately compensated at rates to be negotiated at the time of the project.

Post-Employment Compensation

Other than as provided under their respective employment agreements, we do not provide post-employment compensation, including pension arrangements or post-retirement health coverage, for the Named Executive Officers.

After review of our compensation philosophy and existing agreements with executive officers, we entered into an employment agreement on December 12, 2006 with each of the following Named Executive Officers: John C. Hertig, Scott P. Youngstrom, Steven D. Mogensen, Mark C. Kraus, and Michael D. Erdmann as well as David A. Grenz and James M. Reed. The employment agreements with Mr. Grenz and Mr. Reed were entered into at a time when they were no longer executive officers. Our employment arrangement with Mr. Hartman does not provide for any post-employment compensation to Mr. Hartman. A full description of these employment agreements may be found under “Executive Compensation—Description of Employment Agreements” of this Information Statement. Defined terms used in the employment agreements, such as “change in control” and “good reason,” are explained in description of the employment agreements.

Post-Employment Compensation—Hertig Employment Agreement

Mr. Hertig’s employment agreement provides for payments by us following the termination of his employment if:

•	prior to a change in control, Mr. Hertig’s employment is terminated other than for cause by us;

•	prior to a change in control, Mr. Hertig resigns for good reason;

•	if a change in control occurs and during the 12-month period following a change in control, Mr. Hertig’s employment is terminated other than for cause by us; or

•	if a change in control occurs and during the 12-month period following a change in control, Mr. Hertig resigns for good reason.

A summary of these post-employment compensation and other provisions of our employment agreement with Mr. Hertig may be found under “Executive Compensation—Description of Employment Agreements.” Under the terms of our stock option plans, all stock options are automatically vested in the event of a change in control. If triggering events and termination of employment had occurred as of December 31, 2006, we estimate that the value of the benefits under Mr. Hertig’s employment agreement would have been as follows based upon his salary for fiscal year 2006, bonus for fiscal year 2006 and stock options at December 31, 2006:

Potential Payments Under Hertig Employment Agreement

	Termination Without Cause or Resignation For Good Reason Prior to a Change in Control	Termination Without Cause or Resignation For Good Reason Within 12 Months of a Change in Control
Salary Continuation/Severance Payments	$125,000	$250,000
Bonus	19,305	38,610
Accelerated Vesting of Stock Options(1)	—	437,500

(1)	Value based on a share price of $14.55, which was the closing sales price for a share of our Common Stock on the Nasdaq Global Market on December 29, 2006. Value of accelerated stock options is determined using the difference between that closing share price and the applicable option exercise price multiplied by the number of option shares whose exercisability is accelerated.

Post-Employment Compensation—Other NEO Employment Agreements

Our employment agreements with each of Messrs. Youngstrom, Kraus, Mogensen and Erdmann also contain provisions requiring payments by us following the termination of such Executive Officer’s employment if:

•	prior to a change in control, such Executive Officer’s employment is terminated other than for cause by us;

•	prior to a change in control, such Executive Officer resigns for good reason;

•	if a change in control occurs and during the 12-month period following a change in control, such Executive Officer’s employment is terminated other than for cause by us; or

•	if a change in control occurs and during the 12-month period following a change in control, such Executive Officer resigns for good reason.

Additionally, under the terms our stock option plans, all stock options grants are automatically vested in the event of a change in control. If the employment of Messrs. Youngstrom, Kraus, Mogensen or Erdmann was terminated by us other than for cause or he resigned for good reason as of December 31, 2006 within 12 months after the change in control, we estimate that the value of the benefits under the employment agreements of Messrs. Youngstrom, Kraus, Mogensen and Erdmann would have been as follows based upon his salary for fiscal year 2006, bonus for fiscal year 2006 and stock options and restricted stock holdings at December 31, 2006:

Potential Payments Under Other NEO Employment Agreements

	Termination Without Cause or Resignation For Good Reason Prior to a Change in Control			Termination Without Cause or Resignation For Good Reason Within 12 Months of a Change in Control
Executive Officer	Salary Continuation Payments	Bonus	Accelerated Vesting of Stock Options(1)	Severance Payments	Bonus	Accelerated Vesting of Stock Options(1)
Scott P. Youngstrom	$57,212	—	—	$87,500	$6,287	$63,400
Mark C. Kraus	104,423	—	—	135,750	24,435	53,700
Steven D. Mogensen	52,308	—	—	80,000	9,728	96,350
Michael D. Erdmann	50,769	—	—	50,769	6,065	21,480

(1)	Value based on a share price of $14.55, which was the closing sales price for a share of our common stock on the Nasdaq Global Market on December 29, 2006. Value of accelerated stock options is determined using the difference between that closing share price and the applicable option exercise price multiplied by the number of option shares whose exercisability is accelerated.

DIRECTOR COMPENSATION

For 2006, members of the Board of Directors, other than Messrs Hartman and Hertig, received $6,000 per year retainer paid quarterly. Additionally, we paid certain directors an additional cash amount as follows:

•	$2,000 per year to Mr. Sauter for his services as the Audit Committee chair;

•	$3,000 per month to Mr. Hartman as Chairman for the months of August through December 2006 when Mr. Hartman was not serving as our executive officer; and

•	$1,000 per year to Mr. Auth for his services as the for Compensation Committee chair.

We also paid each director, other than Messrs. Hartman and Hertig, $500 for each quarterly board meeting attended in person, $250 for each telephonic board meeting, and $250 for each committee meeting or mid-quarter board meeting the director attended.

The following table shows for the fiscal year ending December 31, 2006, the cash and other compensation paid by us to each of our board members:

Name	Fees Earned or Paid in Cash ($) (1)	Stock Awards ($)	Option Awards ($) (2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Thomas L. Auth	$10,250	—	$36,857	—	—	—	$47,107
Michael D. Dale	8,750	—	36,857	—	—	—	45,607
Albert Emola	9,500	—	36,857	—	—	—	46,357
James D. Hartman	15,000	—	34,930	—	—	—	49,930
John H. Hertig	—	—	—	—	—	—	—
Richard F. Sauter	11,500	—	36,857	—	—	—	48,357
Richard T. Schwarz	7,750	—	36,857	—	—	—	44,607

(1)	Represents cash retainer and meeting fees for 2006 as described above.
(2)	Values expressed represent the gross compensation cost to be recognized by our company for equity awards granted in 2006 as determined pursuant to SFAS 123(R) utilizing the assumptions discussed in Note 8, “Shareholders Equity,” in the notes to consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2006.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Since the beginning of 2006, we have not entered into any transaction and there are no currently proposed transactions, in which we were or are to be a participant and the amount involved exceeds $120,000, and in which any related person had or will have a direct or indirect material interest.

The charter of our Audit Committee provides that the Audit Committee is responsible for reviewing and approving the terms and conditions of all of transactions we enter into in which an officer, director or 5% or greater shareholder or any affiliate of these persons has a direct of indirect material interest. Our Code of Conduct and Business Ethics, which is applicable to all of our employees and directors, also prohibits our employees, including our executive officers, and our directors from engaging in conflict of interest transactions, certain of which may be also be transactions in which we and a related person has or will have a direct or indirect material interest. Requests for waivers by our executive officers and directors from the provisions of, or requests for consents by our executive officers and directors under, our Code of Conduct and Business Ethics must be made to the Audit Committee. While we do not have a written policy regarding the standards to be applied by our Audit Committee in reviewing these transactions, the provisions of Minnesota law provide for a procedure to be applied to conflicts of interest transactions between us and our directors which focuses on full disclosure of all of the material facts of the transaction to us, approval of the transaction by disinterested directors, and a showing that the transaction was fair and reasonable to us at the time it was authorized, approved, or ratified. We believe the Audit Committee would apply these same standards to any potential transaction in which we are to be a participant and in which any related person had or will have a direct or indirect material interest.

REPORT OF THE COMPENSATION COMMITTEE

The following report of the Compensation Committee may not be deemed to be “soliciting material” or to be “filed” with the Securities and Exchange Commission, nor may such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate it by reference in such filing.

The compensation committee has reviewed and discussed the section above entitled Compensation Discussion and Analysis (the “CD&A”) for the year ended December 31, 2006 with management. In reliance on the reviews and discussions referred to above, the compensation committee recommended to the board, and the board has approved, that the CD&A be included this Information Statement.

By the Compensation Committee of the Board of Directors

Thomas L. Auth (Chair)

Michael D. Dale

Richard T. Schwarz

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act requires our directors and executive officers, and persons who own more than ten percent of a registered class of our equity securities, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of our Common Stock and our other equity securities. Executive officers, directors and greater than ten percent shareholders are required by Securities and Exchange Commission regulations to furnish us with all Section 16(a) forms they file. To our knowledge, based solely on review of the copies of such reports furnished to us and written representations that no other reports were required, all required Section 16(a) filings applicable to executive officers, directors and greater than ten percent shareholders in 2006 were timely filed.

ANNEX II

90 SOUTH 7TH STREET 54TH FLOOR MINNEAPOLIS, MN 55402 PHONE 612.904.5700 FAX 612.904.5719 WWW.GHF.NET

April 27, 2007

The Board of Directors

Enpath Medical, Inc.

2300 Berkshire Lane North

Plymouth, MN 55441

Gentlemen:

We understand that Enpath Medical, Inc. (“Enpath”), Greatbatch, Inc. (“Greatbatch’) and Chestnut Acquisition Corporation, a wholly owned subsidiary of Greatbatch (“Merger Sub”), intend to enter into an Agreement and Plan of Merger to be dated as of April 28, 2007 (the “Agreement”), pursuant to which (i) Merger Sub will commence a cash tender offer (the “Tender Offer”) for all of the issued and outstanding shares of Enpath common stock, par value $0.01 per share (the “Enpath Common Stock”), for $14.38 per share, net to the seller in cash (the “Consideration”) and (ii) Merger Sub will be merged with and into Enpath in a merger (the “Merger” and, together with the Tender Offer, the “Transaction”) in which each share of Enpath Common Stock not acquired in the Tender Offer, subject to certain customary exceptions, will be converted into the right to receive the Consideration. We further understand that, in connection with the Transaction, Greatbatch, Merger Sub and certain shareholders of Enpath (the “Selected Shareholders”) intend to enter into tender and support agreements, to be dated as of the date of the Agreement, pursuant to which the Selected Shareholders will agree, among other things, to tender all shares of Enpath Common Stock held by such shareholders in the Tender Offer. You have provided us with a copy of the Agreement in substantially final form.

You have asked us to render our opinion as to whether the Consideration is fair, from a financial point of view, to the holders of Enpath Common Stock, excluding Greatbatch and its affiliates.

In the course of performing our review and analyses for rendering this opinion, we have:

•	reviewed a substantially final draft of the Agreement;

•

reviewed Enpath’s Annual Reports to Shareholders and Annual Reports on Form 10-K for the fiscal years ended December 31, 2004, 2005 and 2006; its preliminary results for the quarter ended and year ended March 31, 2007, and its Current Reports on Form 8-K filed since December 31, 2006;

•

reviewed certain operating and financial information relating to Enpath’s business and prospects, including projections for the five fiscal years ended December 31, 2011 (the “Projections”), all as prepared and provided to us by Enpath’s management;

•	met with certain members of Enpath’s senior management to discuss Enpath’s business, operations, historical and projected financial results and future prospects;

•	reviewed the historical prices, trading multiples and trading volumes of the Enpath Common Stock;

•	performed discounted cash flow analyses based on the Projections;

The Board of Directors

Enpath Medical, Inc.

April 27, 2007

•	reviewed publicly available financial data, stock market performance data and trading multiples of companies that we deemed generally comparable to Enpath;

•	reviewed the terms of recent acquisitions of companies that we deemed generally comparable to Enpath; and

•	conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to or discussed with us by Enpath or obtained by us from public sources, including, without limitation, the Projections referred to above. With respect to the Projections, we have relied on representations that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of Enpath as to the expected future performance of Enpath. We have not assumed any responsibility for the independent verification of any such information, including, without limitation, the Projections, and we have further relied upon the assurances of the senior management of Enpath that they are unaware of any facts that would make the information, including the Projections provided to us, incomplete or misleading. In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (contingent or otherwise) of Enpath, nor have we been furnished with any such appraisals. During the course of our engagement, we were asked by the Board of Directors to solicit indications of interest from various third parties regarding a transaction with Enpath, and we have considered the results of such solicitation in rendering our opinion.

We have assumed that the Transaction will be consummated in a timely manner and in accordance with the terms of the Agreement without any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material adverse effect on Enpath. We do not express any opinion as to the price or range of prices at which the shares of Enpath Common Stock may trade subsequent to the announcement of the Transaction.

Greene Holcomb & Fisher LLC (“Greene Holcomb & Fisher”), as part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and valuations for corporate and other purposes. We have acted as a financial advisor to Enpath in connection with the Transaction and will receive a customary fee for such services, a substantial portion of which is contingent on successful consummation of the Tender Offer. In addition, Enpath has agreed to reimburse us for certain expenses and to indemnify us against certain liabilities arising out of our engagement. Greene Holcomb & Fisher may seek to provide Enpath and Greatbatch and their respective affiliates certain investment banking and other services unrelated to the Transaction in the future.

It is understood that this letter is intended for the benefit and use of the Board of Directors of Enpath and does not constitute a recommendation to the Board of Directors of Enpath as to how to vote in connection with their consideration of the Agreement nor does this letter constitute a recommendation to any holders of Enpath Common Stock as to whether to tender any shares of Enpath Common Stock pursuant to the Tender Offer or as to how to vote in connection with the Merger. This opinion does not address Enpath’s underlying business decision to pursue the Transaction, the relative merits of the Transaction as compared to any alternative business strategies that might exist for Enpath or the effects of any other transaction in which Enpath might engage. This letter is not to be used for any other purpose, or be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 or any proxy statement to be distributed to the holders of Enpath Common Stock in connection with the Merger.

The Board of Directors

Enpath Medical, Inc.

April 27, 2007

Our opinion is subject to the assumptions and conditions contained herein and is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof. Events occurring after the date hereof could materially affect the assumptions used in preparing, and the conclusions reached in, this opinion. We assume no responsibility for updating, revising or reaffirming our opinion based on circumstances or events occurring after the date hereof.

Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration is fair, from a financial point of view, to the holders of Enpath Common Stock, excluding Greatbatch and its affiliates.

Sincerely,

GREENE HOLCOMB & FISHER LLC

ANNEX III

DISSENTERS’ RIGHTS UNDER THE MINNESOTA BUSINESS CORPORATION ACT

302A.471. Rights of dissenting shareholders

Subdivision 1. Actions creating rights. A shareholder of a corporation may dissent from, and obtain payment for the fair value of the shareholder’s shares in the event of, any of the following corporate actions:

(a) unless otherwise provided in the articles, amendment of the articles that materially and adversely affects the rights or preferences of the shares of the dissenting shareholder in that it:

(1) alters or abolishes a preferential right of the shares;

(2) creates, alters, or abolishes a right in respect of the redemption of the shares, including a provision respecting a sinking fund for the redemption or repurchase of the shares;

(3) alters or abolishes a preemptive right of the holder of the shares to acquire shares, securities other than shares, or rights to purchase shares or securities other than shares;

(4) excludes or limits the right of a shareholder to vote on a matter, or to cumulate votes, except as the right may be excluded or limited through the authorization or issuance of securities of an existing or new class or series with similar or different voting rights; except that an amendment to the articles of an issuing public corporation that provides that section 302A.671 does not apply to a control share acquisition does not give rise to the right to obtain payment under this section; or

(5) eliminates the right to obtain payment under this subdivision;

(b) a sale, lease, transfer, or other disposition of property and assets of the corporation that requires shareholder approval under section 302A.661, subdivision 2, but not including a disposition in dissolution described in section 302A.725, subdivision 2, or a disposition pursuant to an order of a court, or a disposition for cash on terms requiring that all or substantially all of the net proceeds of disposition be distributed to the shareholders in accordance with their respective interests within one year after the date of disposition;

(c) a plan of merger, whether under this chapter or under chapter 322B, to which the corporation is a constituent organization, except as provided in subdivision 3, and except for a plan of merger adopted under section 302A.626;

(d) a plan of exchange, whether under this chapter or under chapter 322B, to which the corporation is a party as the corporation whose shares will be acquired by the acquiring organization, except as provided in subdivision 3;

(e) a plan of conversion adopted by the corporation; or

(f) any other corporate action taken pursuant to a shareholder vote with respect to which the articles, the bylaws, or a resolution approved by the board directs that dissenting shareholders may obtain payment for their shares.

Subd. 2. Beneficial owners. (a) A shareholder shall not assert dissenters’ rights as to less than all of the shares registered in the name of the shareholder, unless the shareholder dissents with respect to all the shares that are beneficially owned by another person but registered in the name of the shareholder and discloses the name and address of each beneficial owner on whose behalf the shareholder dissents. In that event, the rights of the dissenter shall be determined as if the shares as to which the shareholder has dissented and the other shares were registered in the names of different shareholders.

(b) A beneficial owner of shares who is not the shareholder may assert dissenters’ rights with respect to shares held on behalf of the beneficial owner, and shall be treated as a dissenting shareholder under the

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terms of this section and section 302A.473, if the beneficial owner submits to the corporation at the time of or before the assertion of the rights a written consent of the shareholder.

Subd. 3. Rights not to apply. (a) Unless the articles, the bylaws, or a resolution approved by the board otherwise provide, the right to obtain payment under this section does not apply to a shareholder of (1) the surviving corporation in a merger with respect to shares of the shareholder that are not entitled to be voted on the merger and are not canceled or exchanged in the merger or (2) the corporation whose shares will be acquired by the acquiring organization in a plan of exchange with respect to shares of the shareholder that are not entitled to be voted on the plan of exchange and are not exchanged in the plan of exchange.

(b) If a date is fixed according to section 302A.445, subdivision 1, for the determination of shareholders entitled to receive notice of and to vote on an action described in subdivision 1, only shareholders as of the date fixed, and beneficial owners as of the date fixed who hold through shareholders, as provided in subdivision 2, may exercise dissenters’ rights.

(c) Notwithstanding subdivision 1, the right to obtain payment under this section, other than in connection with a plan of merger adopted under section 302A.621, is limited in accordance with the following provisions:

(1) The right to obtain payment under this section is not available for the holders of shares of any class or series of shares that is listed on the New York Stock Exchange or the American Stock Exchange or designated as a national market security on the Nasdaq Stock Market.

(2) The applicability of clause (1) is determined as of:

(i) the record date fixed to determine the shareholders entitled to receive notice of, and to vote at, the meeting of shareholders to act upon the corporate action described in subdivision 1; or

(ii) the day before the effective date of corporate action described in subdivision 1 if there is no meeting of shareholders.

(3) Clause (1) is not applicable, and the right to obtain payment under this section is available pursuant to subdivision 1, for the holders of any class or series of shares who are required by the terms of the corporate action described in subdivision 1 to accept for such shares anything other than shares, or cash in lieu of fractional shares, of any class or any series of shares of a domestic or foreign corporation, or any other ownership interest of any other organization, that satisfies the standards set forth in clause (1) at the time the corporate action becomes effective.

Subd. 4. Other rights. The shareholders of a corporation who have a right under this section to obtain payment for their shares, or who would have the right to obtain payment for their shares absent the exception set forth in paragraph (c) of subdivision 3, do not have a right at law or in equity to have a corporate action described in subdivision 1 set aside or rescinded, except when the corporate action is fraudulent with regard to the complaining shareholder or the corporation.

302A.473. Procedures for asserting dissenters’ rights

Subdivision 1. Definitions. (a) For purposes of this section, the terms defined in this subdivision have the meanings given them.

(b) “Corporation” means the issuer of the shares held by a dissenter before the corporate action referred to in section 302A.471, subdivision 1 or the successor by merger of that issuer.

(c) “Fair value of the shares” means the value of the shares of a corporation immediately before the effective date of the corporate action referred to in section 302A.471, subdivision 1.

(d) “Interest” means interest commencing five days after the effective date of the corporate action referred to in section 302A.471, subdivision 1, up to and including the date of payment, calculated at the rate provided in section 549.09 for interest on verdicts and judgments.

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Subd. 2. Notice of action. If a corporation calls a shareholder meeting at which any action described in section 302A.471, subdivision 1 is to be voted upon, the notice of the meeting shall inform each shareholder of the right to dissent and shall include a copy of section 302A.471 and this section and a brief description of the procedure to be followed under these sections.

Subd. 3. Notice of dissent. If the proposed action must be approved by the shareholders and the corporation holds a shareholder meeting, a shareholder who is entitled to dissent under section 302A.471 and who wishes to exercise dissenters’ rights must file with the corporation before the vote on the proposed action a written notice of intent to demand the fair value of the shares owned by the shareholder and must not vote the shares in favor of the proposed action.

Subd. 4. Notice of procedure; deposit of shares. (a) After the proposed action has been approved by the board and, if necessary, the shareholders, the corporation shall send to (i) all shareholders who have complied with subdivision 3, (ii) all shareholders who did not sign or consent to a written action that gave effect to the action creating the right to obtain payment under section 302A.471, and (iii) all shareholders entitled to dissent if no shareholder vote was required, a notice that contains:

(1) the address to which a demand for payment and certificates of certificated shares must be sent in order to obtain payment and the date by which they must be received;

(2) any restrictions on transfer of uncertificated shares that will apply after the demand for payment is received;

(3) a form to be used to certify the date on which the shareholder, or the beneficial owner on whose behalf the shareholder dissents, acquired the shares or an interest in them and to demand payment; and

(4) a copy of section 302A.471 and this section and a brief description of the procedures to be followed under these sections.

(b) In order to receive the fair value of the shares, a dissenting shareholder must demand payment and deposit certificated shares or comply with any restrictions on transfer of uncertificated shares within 30 days after the notice required by paragraph (a) was given, but the dissenter retains all other rights of a shareholder until the proposed action takes effect.

Subd. 5. Payment; return of shares. (a) After the corporate action takes effect, or after the corporation receives a valid demand for payment, whichever is later, the corporation shall remit to each dissenting shareholder who has complied with subdivisions 3 and 4 the amount the corporation estimates to be the fair value of the shares, plus interest, accompanied by:

(1) the corporation’s closing balance sheet and statement of income for a fiscal year ending not more than 16 months before the effective date of the corporate action, together with the latest available interim financial statements;

(2) an estimate by the corporation of the fair value of the shares and a brief description of the method used to reach the estimate; and

(3) a copy of section 302A.471 and this section, and a brief description of the procedure to be followed in demanding supplemental payment.

(b) The corporation may withhold the remittance described in paragraph (a) from a person who was not a shareholder on the date the action dissented from was first announced to the public or who is dissenting on behalf of a person who was not a beneficial owner on that date. If the dissenter has complied with subdivisions 3 and 4, the corporation shall forward to the dissenter the materials described in paragraph (a), a statement of the reason for withholding the remittance, and an offer to pay to the dissenter the amount listed in the materials if the dissenter agrees to accept that amount in full satisfaction. The dissenter may

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decline the offer and demand payment under subdivision 6. Failure to do so entitles the dissenter only to the amount offered. If the dissenter makes demand, subdivisions 7 and 8 apply.

(c) If the corporation fails to remit payment within 60 days of the deposit of certificates or the imposition of transfer restrictions on uncertificated shares, it shall return all deposited certificates and cancel all transfer restrictions. However, the corporation may again give notice under subdivision 4 and require deposit or restrict transfer at a later time.

Subd. 6. Supplemental payment; demand. If a dissenter believes that the amount remitted under subdivision 5 is less than the fair value of the shares plus interest, the dissenter may give written notice to the corporation of the dissenter’s own estimate of the fair value of the shares, plus interest, within 30 days after the corporation mails the remittance under subdivision 5, and demand payment of the difference. Otherwise, a dissenter is entitled only to the amount remitted by the corporation.

Subd. 7. Petition; determination. If the corporation receives a demand under subdivision 6, it shall, within 60 days after receiving the demand, either pay to the dissenter the amount demanded or agreed to by the dissenter after discussion with the corporation or file in court a petition requesting that the court determine the fair value of the shares, plus interest. The petition shall be filed in the county in which the registered office of the corporation is located, except that a surviving foreign corporation that receives a demand relating to the shares of a constituent domestic corporation shall file the petition in the county in this state in which the last registered office of the constituent corporation was located. The petition shall name as parties all dissenters who have demanded payment under subdivision 6 and who have not reached agreement with the corporation. The corporation shall, after filing the petition, serve all parties with a summons and copy of the petition under the rules of civil procedure. Nonresidents of this state may be served by registered or certified mail or by publication as provided by law. Except as otherwise provided, the rules of civil procedure apply to this proceeding. The jurisdiction of the court is plenary and exclusive. The court may appoint appraisers, with powers and authorities the court deems proper, to receive evidence on and recommend the amount of the fair value of the shares. The court shall determine whether the shareholder or shareholders in question have fully complied with the requirements of this section, and shall determine the fair value of the shares, taking into account any and all factors the court finds relevant, computed by any method or combination of methods that the court, in its discretion, sees fit to use, whether or not used by the corporation or by a dissenter. The fair value of the shares as determined by the court is binding on all shareholders, wherever located. A dissenter is entitled to judgment in cash for the amount by which the fair value of the shares as determined by the court, plus interest, exceeds the amount, if any, remitted under subdivision 5, but shall not be liable to the corporation for the amount, if any, by which the amount, if any, remitted to the dissenter under subdivision 5 exceeds the fair value of the shares as determined by the court, plus interest.

Subd. 8. Costs; fees; expenses. (a) The court shall determine the costs and expenses of a proceeding under subdivision 7, including the reasonable expenses and compensation of any appraisers appointed by the court, and shall assess those costs and expenses against the corporation, except that the court may assess part or all of those costs and expenses against a dissenter whose action in demanding payment under subdivision 6 is found to be arbitrary, vexatious, or not in good faith.

(b) If the court finds that the corporation has failed to comply substantially with this section, the court may assess all fees and expenses of any experts or attorneys as the court deems equitable. These fees and expenses may also be assessed against a person who has acted arbitrarily, vexatiously, or not in good faith in bringing the proceeding, and may be awarded to a party injured by those actions.

(c) The court may award, in its discretion, fees and expenses to an attorney for the dissenters out of the amount awarded to the dissenters, if any.

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